1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2018
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	2018 INTERIM REPORT

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 17, 2018	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Exhibit 99.1

2018 INTERIM REPORT

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED

Stock Code: 2600 (HKSE) ACH (US) 601600 (China)

2018
Interim Report





Contents

CORPORATE INFORMATION

1.	Registered name	:	中國鋁業股份有限公司
	Abbreviation of Chinese registered name	:	中國鋁業
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English registered name	:	CHALCO
2.	First registration date	:	10 September 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Principal place of business in Hong Kong	:	9/F, The Center, 99 Queen's Road Central, Central, Hong Kong
	Internet website of the Company	:	www.chalco.com.cn
	E-mail of the Company	:	IR@chalco.com.cn
3.	Legal representative	:	Yu Dehui
	Company (Board) secretary	:	Zhang Zhankui
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No.62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for Company's securities related affairs	:	Zhao Hongmei
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	:	Office of the Board
	Telephone for corporate information and inquiry	:	(8610) 8229 8322

4.	Share registrar		
	A shares	:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building No. 166, Lujiazui Road (East), Shanghai, the PRC
	H shares	:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
	American Depositary Receipt	:	The Bank of New York Corporate Trust Office 101 Barclay Street, New York 10286, USA
5.	Places of listing	:	Shanghai Stock Exchange The Stock Exchange of Hong Kong Limited New York Stock Exchange
	Stock name	:	CHALCO
	Stock code	:	601600 (PRC) 2600 (HK) ACH (US)
6.	Principal bankers	:	Industrial and Commercial Bank of China China Construction Bank
7.	Registration number of business license of enterprise legal person	:	911100007109288314
8.	Independent auditors	:	Ernst & Young Certified Public Accountants 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong Ernst & Young Hua Ming LLP 16/F, Ernst & Young Tower, Oriental Plaza, 1 East Chang'an Avenue, Dongcheng District, Beijing, the PRC (Postal Code: 100738)

9.	Legal advisers	:	*as to PRC laws:* Jincheng Tongda & Neal Law Firm*(Note 1)* 10/F, China World Trade Tower 3, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, the PRC *as to Hong Kong laws:* Baker & McKenzie 14/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong *as to United States laws:* Sullivan & Cromwell (Hong Kong) LLP 28th Floor, Nine Queen's Road Central Hong Kong
10.	Place for inspection of corporate information	:	Office of the Board of the Company

Note1: In July 2018, the Company changed its legal adviser as to PRC laws, from Beijing DeHeng Law Offices to Jincheng Tongda & Neal Law Firm, with a term from 1 July 2018 to 30 June 2019.

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") announces the unaudited interim results of the Company and its subsidiaries (together, the "**Group**") for the six months ended 30 June 2018. On behalf of the Board and all employees of the Company, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

PRODUCT MARKET REVIEW

ALUMINA MARKET

In the first half of 2018, in spite of the continuation of recovery, the global economy was faced with new uncertainties and challenges following the implementation of a series of trade protectionism measures by the US government and the tightening of global monetary policy. Domestically, China's economy was running smoothly. With the continuous advancement of the supply-side structural reforms and the successive introduction of various environmental protection policies, the relationship between market supply and demand has been effectively improved, which bolstered up product prices. Nonetheless, such factors as emergencies in the international market and Sino-US trade frictions incurred significant changes in the macro-environment of the market.

In the international market, the slashing output of the Brazilian alumina plant of Hydro Aluminum and the sanction imposed on RUSAL resulted in the worldwide tight supply of alumina and the climbing alumina price. The FOB alumina in Brazil once rose to a history high of USD800 per tonne, and the FOB Australia alumina rose to USD710 per tonne. Subsequently, as the sanctions against RUSAL imposed by the US gradually subsided, and China's alumina export alleviated the tight supply in the international market, the international alumina price began to fall. By the end of June, the FOB alumina in Australia dropped to USD445 per tonne. In the first half of 2018, the lowest and highest prices of Australian alumina were USD357 per tonne and USD710 per tonne, respectively, with the average of USD452 per tonne, representing an increase of 42.14% over the same period of last year.

In the domestic market, the domestic alumina price continued the downward trend of last year at the beginning of 2018, but spiked up due to the tight supply of international alumina after the event of output slash in the Brazilian alumina plant of Hydro Aluminum and the sanction imposed on RUSAL. The widening gap between international and domestic alumina prices paved the way for the export of China's alumina and drove the soar of domestic alumina price. Later, with the easing of sanctions against RUSAL and the decline of international alumina price, domestic alumina price gradually declined. In the first half of 2018, the highest and lowest prices of domestic spot alumina were RMB3,172 per tonne and RMB2,637 per tonne, respectively, with the average of RMB2,888 per tonne, representing an increase of 7.68% over the same period last year.

According to the statistics, the global output and consumption of alumina for the first half of 2018 were approximately 61.68 million tonnes and approximately 61.76 million tonnes, respectively, representing a year-on-year increase of 0.7% and 1.6%, respectively. The domestic output and consumption of alumina were approximately 35.22 million tonnes and approximately 35.61 million tonnes, respectively, representing a year-on-year increase of 1.5% and a year-on-year decrease of 2.9%, respectively.

PRIMARY ALUMINUM MARKET

In the first half of 2018, the global bulk commodity prices maintained the upward momentum. The overall price of aluminum rose as a result of the lasting effect of China's supply-side structural reform policy and the stimulus of international incidents.

In the international market, the international aluminum price fluctuated greatly in the first half of 2018. The price first fell and then picked up, and the price's center of gravity moved upwards. In the first quarter, LME aluminum price went downwards in a choppy manner amidst successive international trade frictions and the interest rate increase of Fed. In the second quarter, as the US announced its sanctions on companies such as RUSAL and a number of futures exchanges such as LME announced the suspension of trading in the aluminum ingot futures of RUSAL, international aluminum price continued to surge up to USD2,718 per tonne, hitting the peak of six years. Afterwards, with the easing of the US's sanctions against RUSAL and under the impact of the escalating Sino-US trade friction, international aluminum price declined sharply, and dropped to USD2,130 per tonne by the end of June. In the first half of 2018, the average prices of spot aluminum and three-month aluminum futures at LME amounted to USD2,209 per tonne and USD2,210 per tonne, respectively, representing a year-on-year increase of 17.63% and 17.24%, respectively.

In the domestic market, the overall domestic aluminum price undulated in a wide range in the first half of 2018. In the first quarter, due to the Spring Festival holiday and the production curtailment on some downstream enterprises in the heating season, the domestic consumption of aluminum was sluggish, and the aluminum price at SHFE declined in a fluctuant manner. In the second quarter, domestic aluminum price rose rapidly as driven by the strong momentum of international aluminum price, and the price's center of gravity increased significantly. The price peaked at RMB15,780 per tonne in the first half of the year, and then dropped to RMB14,050 per tonne in June following the gradual decline of international aluminum price. In the first half of 2018, the average prices of spot aluminum and three-month aluminum futures at SHFE amounted to RMB14,391 per tonne and RMB14,581 per tonne, respectively, representing a respective increase of 4.81% and 5.60%, as compared with the same period last year.

According to the statistics, the global output and consumption of primary aluminum for the first half of 2018 were approximately 31.67 million tonnes and approximately 33.18 million tonnes, respectively, representing a year-on-year increase of 1.5% and 2.6%, respectively. The domestic output and consumption of primary aluminum were approximately 17.99 million tonnes and approximately 17.93 million tonnes, respectively, representing a year-on-year decrease of 3.0% and a year-on-year increase of 1.6% respectively.

BUSINESS REVIEW

In the first half of 2018, the Company, focusing on the goals and tasks of the year and the requirements for high-quality development, maintained the focus, intensified implementation, took initiative actions, and forged ahead, thereby maintaining a good momentum in all aspects of work, which has laid a solid foundation for the Company to set out towards high-quality development.

1. Progressive improvement of operating performance due to steady growth of product output. In the first half of 2018, the main products output of the Company increased in different ranges, of which, the output of chemical alumina witnessed relatively significant increases. Meanwhile, the Company continued to vigorously intensify cost control, resulting in the achievement of decline in full cost of both alumina and electrolytic aluminum as compared to the last period and the attainment of the industrial advanced standard in respect of product cost of several enterprises. In the first half of the year, the Company recorded an operating income of RMB82.056 billion and a net profit of RMB1.361 billion, with a year-on-year increase of 10.58%.

2. Continuous levelling up of development quality thanks to improvement of quality and efficiency by tapping internal potentials. In persistent adherence to the top priority of cost control, the Company tapped potential to reduce consumption through targeted management and control, and effectuated full coverage for implementation of responsibility, cost reduction and efficiency enhancement throughout the process, all-weather index monitoring and multi-faceted assessment and evaluation. In response to the two major difficulties regarding alumina resource mines and electrolytic aluminum energy and power, the Company continued to tackle key problems, and overcame difficulties, having resulting in phased achievements. The Company's special actions for improving quality and increasing efficiency turned out to be quite productive and resulted in satisfactory effects in efficiency improvement through the technical transformation and cost reduction project, cost reduction from the perspective of macro energy, benefit generation from key construction projects and from chemical alumina and alloy products.

3. Further enhancing the sense of responsibility and strengthening the safety and environmental quality management. The Company set up a special department for safety, environmental protection and health, and the safety, environmental protection and occupational health work have been strengthened. The Company exhausted all its strength to crack problems in respect of safety, environment protection and quality. In terms of safety, the management of the Company reached out to the workshop crew to propagate safety, the safety management department further improved the systems and regulations, and organizations at all levels sorted out problems and rectified relevant hazards. As a result, the safety awareness of all employees was generally improved, the safety situation also improved significantly, all mines of the Company maintained the safety standard at the secondary level or above. In terms of environmental protection, the Company fully learned the lessons of environmental emergencies of relevant enterprises, thoroughly sorted out historical problems, systematically formulated hazardous and waste product management plans, and implemented environmental protection renovation projects with high standards and in a speedy manner. The 14 landmark projects focusing on the hazard-free treatment of overhaul residues, the ultra-low emission conversion of boilers, and the criteria improvement of industrial furnaces and kiln were all progressed as planned. In terms of quality, the Company comprehensively built three projects of quality upgrading, quality improvement and brand building. All the six quality objectives under the management and control of the Company were in fully compliance with the standards on a continuous basis, and 10 of the 22 quality improvement landmark projects satisfied the annual targets.

4. Strengthening incentive policies and continuing to promote technological innovation. When pressing ahead technological innovation and mechanism innovation in a synergic manner, the Company adhered to the "sufficiency in four aspects (四個到位)" in science and technology innovation. First, there was sufficient policy support. The Company introduced Measures for Management of Independent R&D Projects of Enterprises to support enterprises in their independent research and development and encourage major scientific and technological projects jointly filed by the industrial corporations and research organizations, having formed the hierarchical and priority-based management mode for company-wide major scientific and technological projects and enterprise independent R&D projects. Second, incentives were sufficient. The Company implemented the incentives such as the "non-gratuitous use and benefit-sharing" of scientific and technological achievements and created a relaxing and challenging innovation environment. A number of promising major scientific and technological projects that are imperative for the Company were initiated. Third, sufficient resources were allocated. The Company has preliminarily established the innovative systems where the market exerts dominant effects on the direction of technological research and development and the allocation of innovative resources, and made headway smoothly in respect of a number of major scientific and technological special projects, such as the popularization of "FHEST technology", the reclamation of waste cathodes, etc. Fourth, the integration

of information and industry was sufficient. The ERP promotion projects fully covered 61 enterprises, the top-level design for intelligent mines, intelligent manufacturing of electrolytic aluminum and alumina was completed and periodical progress was made in the construction project of the excellent technology center "data service platform" of the Company and intelligent logistics cloud platform.

5. Improving planning and optimizing layout, expanding overseas transformation and upgrading. Upon systematic evaluation on the implementation of 13th Five-Year Plan in the mid stage, the Company optimized the layout according to the new requirements for high-quality development, and adjusted and formulated the 2018–2020 Transformation and Upgrading Special Plan. In particular, the Company has fixed the key direction of leaping development on chemical alumina and aluminum-based alloys, specified the development positioning and requirements of chemical alumina, and pointed out the thoughts of intensified internal coordination and market-oriented development for aluminum-based alloys. In the first half of 2018, the Company made great breakthrough in tackling key problems in respect of high-quality alumina research. While guaranteeing domestic development, the Company also actively expanded its overseas businesses, implemented the global strategic layout, and achieved significant progress. In June 2018, the Company entered into the Mining Agreement with the Guinean government and thus secured the Boffa bauxite project successfully, which marked the outset of a new journey of the Company in fulfilling the globalized strategic landscape.

6. Capitalizing on the platform advantages to reduce cost and create benefits through the integration of marketing, procurement, and logistics. In the first half of 2018, the Company established Chalco Materials Co., Ltd.* (中鋁物資有限公司) to build a professional marketing team with painstaking efforts and promote the integration of logistics and warehousing resources on a continuous basis. The "three major platforms" i.e., marketing, procurement and logistics became important means for the Company to reduce costs internally and create benefits externally. In terms of marketing, the Company innovated the marketing mechanism and enhanced the Company's ability of benefit creation in the market. In terms of procurement, the Company actively promoted resource integration and process optimization, fully utilized the advantages of centralized procurement management, strengthened market research and judgment, and intensified implementation so as to comprehensively reduce costs and increase efficiency and create values in a continuous manner. In terms of logistics, Chalco Aluminum Logistics Group Corporation Co., Ltd.* (中鋁物流集團有限公司) actively undertook the outsourcing business in the production field and accelerated the integration of logistics resources. As a result, the external business development and internal service capabilities continued to improve with remarkable profit-making effect.

7. Accelerating the vitalization and reorganization of assets, resulting in remarkable results in capital operation. The Company revitalized the alumina production line and mine assets of Chongqing Branch through public external leasing, which would bring stable rental income to the Company every year. The Company reorganized and merged Zunyi Alumina Co., Ltd. (遵義氧化鋁有限公司) and Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司) to promote the coordinated development of enterprises and reduce production cost. Integration of carbon assets was pressed ahead to further improve the industrial chain of the Company, reduce the operating costs of enterprises, improve the ability of stable support and risk resistance of the enterprises, which was also conducive to enhance the efficiency of carbon assets operation and management and improve the asset quality and profitability of carbon enterprises, on the other hand. In addition, the Company issued bonds of RMB5 billion in aggregate, thus carrying on and receiving the new financing of RMB23 billion at low cost in the first half of the year, and in turn guaranteeing the secure and stable capital chain of the Company.

8. Promoting management reform and changing opinions on innovation mechanism. In the first half of 2018, the Company made every effort to carry forward management reform, consolidated "two-stage" management, and further clarified the positioning of the headquarters of Company and its affiliated enterprises to perform their respective duties and responsibilities. The Company adhered to the regular meeting system to debrief the progress and achievement of the pilot enterprises on a monthly basis, study issues requiring coordination and solution, and learn and boost relevant events on a continuous basis. The enterprises took initiative to experiment and broke through the inherent concept to effectively promote transformation and development by leveraging the opportunities arising from the trial management reform. On the other hand, the Company strictly guarded against operational risks, continuously strengthened legal control, and promptly rectified issues identified in routine work and inspections to eliminate hidden dangers.

9. Giving full play to the functions of Party organization to achieve thorough integration of Party construction and operation and management. The Company followed through the requirements of preliminary procedures of the Party organization in studying and discussing material issues, so as to give effective play to the functions of the Party organization in guiding the direction, managing overall situation, and ensuring implementation. The Company established a monthly regular meeting system for Party construction, refined and implemented the accountability mechanism for work concerning Party construction, and achieved the unified arrangement for and simultaneous supervision on implementation of both Party construction work and the operation and management tasks. The Company actively carried out the "two guidance and two innovations" initiatives to boost the continuous improvement of the production and operation indicators of the Company; comprehensively strengthened the standard Party branch construction to further effect the role of Party organizations as strongholds and to the role of Party members as exemplary vanguards; and

strengthened the construction of management team, adjusted and complemented the leading group of some enterprises and departments, and highlighted the cultivation young reserve cadres to retain outstanding talents for the long-term development of the Company in the future. Besides, the Company further promoted the construction of the Party conduct clean governance so as to create an upright and corruption-free atmosphere.

OUTLOOK AND PROSPECT

In the second half of 2018, the Company will continue to deepen reform and innovate mechanism to enhance synergies and advantages, implement its development strategy in an all-round way to ensure the accomplishment of its annual goals and endeavor to achieve high-quality development of the Company. To this end, the Company will focus on the following tasks in the second half of 2018:

1. Adhering to the Company's overall development approach and pushing ahead with the "Three Transformations". The Company will scientifically consolidate upstream resources to secure access to mine resources and electricity sources and thus address the fundamental contradiction; it will optimize and adjust midstream operations by shutting down capacity in areas without comparative edge and building electrolytic aluminum industry bases in areas in possession of energy and resource advantages to achieve cluster development; and it will expand downstream operations by upgrading chemical alumina and aluminum alloy products and move towards the high end of the industry chain. In respect of mining operations, the Company will further improve quality and efficiency by continuing the "one policy and one incentive measure for one mine" approach, stabilizing the production of self-owned mines and enhancing the management of outsourced mines to ensure the supply of mineral ores; it will deepen regional coordination and enhance bargaining power in procurement of mineral ores to cope with market price fluctuations; and it will accelerate overseas strategic expansion and make extra efforts to develop the bauxite project in the Boffa region of Guinea. In respect of electricity, the Company will study the state's policy orientation, closely follow the state's electricity price policy, improve the management of its power plants, deepen innovation in energy cost reduction and establish a comprehensive inter-enterprise benchmarking platform. In respect of high-end products, for chemical alumina, the Company will keep a close eye on competitors, downstream customers, product substitution, and demand creation and ensure proper rules and mechanisms, human resources, technical R&D, adequate funding, environmental friendliness and investment return in accordance with high-purification, materialization, ultra-fineness and diversification requirements; for the alloying of electrolytic aluminum, the Company will make an overall plan, ensure step-by-step implementation, push forward the plan once it matures, actively explore and establish close cooperation ties with downstream enterprises and push forward relevant alloying projects in due course.

2. Continuing to implement precise management to elevate quality and efficiency. Quality and efficiency enhancement is essential for the Company to achieve high-quality development and cope with increasingly fierce market competition. In this regard, the Company will continue to emphasize precise management, keep a close eye on the key aspects such as the cost of alumina ores and electricity cost of electrolytic aluminum, strengthen lean production and rigid assessment, and enhance cost control through improved precise management; it will proactively learn from leading market players, and effectively reduce costs and expenses and further tap into profitability potentials through reforming internal mechanisms, reengineering business process and optimizing business model, so as to expand profit space through cost reduction; and it will further strengthen the precise management of project investment, ensure the implementation of boundary conditions and various policies, assess the construction of projects that have been decided on, thereby ensuring the success and profitability of every initiated project. As for distressed enterprises, the Company will develop tailor-made policy for each of these enterprises and work out overall approach and solution with reference to the state's policy orientation and local development planning for relevant industry and based on the analysis of the strengths and weaknesses of these enterprises, so as to assist these enterprises in solving the problems they encountered in the process of transformation, getting out of the predicament and achieving business transformation and quality and efficiency enhancement.

3. Enhancing efficiency through synergy and creating an ecosystem that highlights competitive advantages. The Company will create a synergic business platform to exploit "big marketing, procurement and logistics" and overall advantages, and deepen the organic integration of trade, logistics, finance and e-commerce, so as to fully tap into market potentials and further reduce costs of procurement and logistics; it will pay close attention to any change in the relevant national policies and study and predict market conditions with reference to industry cycle and the patterns of market movements so that it will be well prepared and able to quickly and accurately respond to any market changes, seize the market opportunity and accomplish its business goals. The Company will develop a synergic integration platform to provide one-stop solutions for enterprises' technical innovation and intelligent services. The Company will, through application integration and process integration, integrate existing information systems and data and build a data center integrating the production processes of alumina, electrolytic aluminum and carbon to form an integrated collaboration platform that connects all enterprises within the Group and provide such enterprises with technical analysis, technical consulting and on-site services through big data analysis and diagnosis.

4. Taking the initiative to ensure implementation of various measures and secure victories in the fights for safety, environmental protection and quality. In respect of safety, the Company will continue to straighten out business outsourcing with a focus on contractors' qualifications management, standardized management and safety management; it will strictly implement the hierarchical control of safety risks and further strengthen the inspection and management of hidden hazards; and it will implement a precise management system to form on-site process management standards for mining, alumina and electrolytic aluminum production, and develop standards for production safety at coal mines, with a view to establishing a long-acting mechanism. In respect of environmental protection, the Company will fulfill its ecological and environmental protection responsibility with a high sense of political responsibility and historical mission, and lead the way for the green development of the nonferrous metals industry. In this regard, it will implement iron-handed measures to control pollution and ensure environmental protection, transform and shut down the existing obsolete production techniques and production lines to meet relevant emission and discharge standards, and ensure that environmental protection projects such as renovation of industrial furnaces and kilns, comprehensive treatment of coal-fired boilers, comprehensive management of open-pit mines, will be completed and put into operation as scheduled. In respect of quality, the Company has always adhered to the belief that "quality depends on technology and details". The Company will strive to enhance its operational quality as well as the quality of its products and services, with a view to evolving towards high-quality development. In addition, the Company will facilitate the rational flow and optimal allocation of production factors, shift its focus to products with high technology content and high added value, and continuously improve the input-to-output efficiency, so as to lead the way for the high-quality development of the industry.

5. Emphasizing capital operation and promoting the development of the Company through transformation. The Company will further open up horizons and broaden its perspective, strive to transform its tangible and intangible assets such as idle assets, land and equipment and goodwill into economic benefits, revitalize existing assets, increase high-quality assets and foster new profit drivers. Historical issues will be addressed in a faster pace through staged and step-by-step capital operation to lay the foundation for creating a virtuous cycle of development. Further, the Company will broaden the space for capital operation and actively engage in emerging new materials and industries related to its principal business to facilitate and accomplish its transformation and upgrade.

6. Promoting the reform of management mechanisms and enhancing endogenous power of the Company. The Company will continue to implement the "two-staged" management approach for its headquarters' divisions and its subordinate enterprises so as to give full play to the enthusiasm and initiative of the enterprises. The headquarters provides support and assistance to subordinate enterprises and undertakes daily supervision and risk prevention and control of the subordinate enterprises; the headquarters fully supports the enterprises to carry out management reform by giving them sufficient space and rights and broaden the coverage of internal reforms of the enterprises so as to reap more benefits from reforms. In respect of employee recruitment and promotion, action and achievement will be key considerations, and cadres who dare to take responsibility and who can live up to their duties and have outstanding achievements will be promoted and assigned to higher positions. In respect of remuneration, the philosophy that "value creation determines income distribution" and the distribution mechanism that "one who works more gets more" will be upheld. The enterprises with good financial performance, better cost improvement and high productivity will be able to offer better pay to their employees and key positions, core staff and highly skilled personnel will get higher pay, which will fully arouse the enthusiasm of employees.

7. Emphasizing Party building and cementing development advantages of the Company. The Company will place greater emphasis on political responsibility and turn its political advantages as a state-owned enterprise into development advantages, pushing itself move up to new levels in terms of reform, innovation, transformation and upgrading. The Company will strengthen its political function, fully implement the Party's organizational line in the new era, focus on the construction of organizational system to ensure the quality of Party members and the construction of Party branches and cadre teams, innovate cadre selection system and mechanism and strive to develop a high-caliber leadership team consisting of cadres who are loyal, clean, honest and responsible. Further, the Company will give full play to the role of the market in allocating resources, attract urgently needed talent through multiple channels and adopt engagement system and contractual management arrangement, thereby stimulating the motivation and vitality of cadres. The Company will maintain its political commitment, earnestly perform its responsibilities to promote the Party's style of work and uphold integrity and further improve Party conduct and discipline, thereby maintaining a healthy atmosphere of integrity.

INTERIM RESULTS

The revenue of the Group for the six months ended 30 June 2018 was RMB82,056 million. Net profit attributable to the owners of the Company amounted to RMB848 million, and earnings per share attributable to the ordinary equity holders of the Company was RMB0.0476.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended 30 June 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial data of the Group and the notes thereto contained in this interim results report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in the mining of bauxite, coal and other resources; the production, sales and technical development of alumina, primary aluminum and aluminum alloy products; international trading, logistics services, as well as electricity generation from coal and new energy. The Group's business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's electrolytic aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment consists of procuring alumina, raw and auxiliary materials and electricity power, smelting alumina to produce primary aluminum, and selling them internally to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other nonferrous metal products, and crude fuels such as coal products, as well as raw and auxiliary materials to internal manufacturing enterprises and external customers.

Energy segment consists of coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to internal manufacturers of the Group and external customers outside the Group; and electricity power generated by public power plants, wind power and photovoltaic power stations of the Group is sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research and development and other activities of the Group.

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the Company for the first half of 2018 was RMB848 million, representing an increase of RMB111 million in gains from RMB737 million of profit for the corresponding period of the previous year.

REVENUE

The Group's revenue for the first half of 2018 was RMB82,056 million, representing a decrease of RMB9,365 million from RMB91,421 million for the same period of the previous year, primarily due to the decrease in trading revenue.

COST OF SALES

The Group's cost of sales for the first half of 2018 was RMB75,809 million, representing a decrease of RMB9,407 million from RMB85,216 million for the same period of the previous year, primarily due to the decrease of trading volume of products.

EXPENSES DURING THE PERIOD

1. Selling expenses: the Group's selling expenses for the first half of 2018 amounted to RMB1,042 million, representing a decrease of RMB141 million from RMB1,183 million for the same period of the previous year, mainly due to the year-on-year decrease in transportation expenses.

2. Administrative expenses: the Group's administrative expenses for the first half of 2018 amounted to RMB1,930 million, representing an increase of RMB246 million from RMB1,684 million for the same period of the previous year, mainly attributable to the increase in expenses incurred for staff re-designation conducted for improving labour productivity and the year-on-year increase in tax.

3. Finance costs, net: the Group's finance costs for the first half of 2018 amounted to RMB2,161 million, representing an increase of RMB93 million from RMB2,068 million for the same period of the previous year, mainly due to the year-on-year decrease in finance income.

RESEARCH AND DEVELOPMENT EXPENSES

The Group's research and development expenses for the first half of 2018 amounted to RMB136 million, representing an increase of RMB107 million from RMB29 million for the same period of the previous year, mainly due to the new research and development investments made during the year.

OTHER INCOME

The Group's other gains for the first half of 2018 amounted to RMB593 million, representing an increase of RMB433 million from RMB160 million for the same period of the previous year, mainly due to the year-on-year increase in subsidy income.

OTHER GAINS, NET

The Group's other gains for the first half of 2018 amounted to RMB480 million, representing an increase of RMB399 million from RMB81 million for the same period of the previous year, mainly due to gains received from business combination under non-common control and income from compensation for land expropriation.

SHARE OF PROFITS AND LOSSES OF JOINT VENTURES AND ASSOCIATES

The Group's share of profits and losses of joint ventures and associates for the first half of 2018 amounted to RMB-122 million, representing a decrease of RMB218 million from RMB96 million for the same period of the previous year, mainly due to the decrease in profits and losses of joint ventures and associates.

INCOME TAX EXPENSES

The Group's income tax expenses for the first half of 2018 amounted to RMB568 million, representing an increase of RMB220 million from RMB348 million for the same period of the previous year, mainly due to the increase in profit.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the first half of 2018 was RMB21,268 million, representing an increase of RMB2,330 million or 12.30% from RMB18,938 million for the same period of the previous year, mainly attributable to the increase in the trading volume and price of alumina.

Segment Results

The Group's profit before income tax in the alumina segment for the first half of 2018 was RMB1,915 million, representing an increase of RMB218 million from RMB1,697 million for the same period of the previous year.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the first half of 2018 was RMB26,516 million, representing an increase of RMB6,268 million or 30.96% from RMB20,248 million for the same period of the previous year, mainly attributable to the increase in the trading volume and price of primary aluminum.

Segment Results

The Group's profit before income tax in the primary aluminum segment for the first half of 2018 was RMB199 million, representing an increase of RMB138 million in profit from RMB61 million of profit before income tax for the same period of the previous year.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2018 was RMB63,648 million, representing a decrease of RMB12,903 million or 16.86% from RMB76,551 million for the same period of the previous year, mainly due to the decrease in trading volume.

Segment Results

The Group's profit before income tax in the trading segment for the first half of 2018 was RMB328 million, basically the same with RMB341 million of profit before income tax for the same period of the previous year.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the first half of 2018 was RMB3,453 million, representing an increase of RMB687 million or 24.84% from RMB2,766 million for the same period of the previous year, mainly due to the increase in the trading volume and price of electricity power and coal.

Segment Results

The Group's profit before income tax in the energy segment for the first half of 2018 was RMB171 million, representing an increase of RMB143 million in profit from RMB28 million of profit before income tax for the same period of the previous year, mainly attributable to the increase in the profit from electricity generation with coal and new energy power generation.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from corporate and other operating segments for the first half of 2018 was RMB358 million, representing an increase of RMB54 million from RMB304 million for the same period of the previous year.

Segment Results

The Group's loss before income tax from corporate and other operating segments for the first half of 2018 was RMB708 million, which was basically same as compared with the same period of the previous year.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of 30 June 2018, the Group's current assets amounted to RMB70,038 million, representing an increase of RMB1,689 million from RMB68,349 million as of the beginning of the year.

As of 30 June 2018, the Group's net balance of inventories amounted to RMB22,799 million, representing an increase of RMB2,452 million from RMB20,347 million as of the beginning of the year.

As of 30 June 2018, the Group's current liabilities amounted to RMB81,896 million, representing a decrease of RMB8,081 million from RMB89,977 million as of the beginning of the year, primarily due to the repayment of non-current liabilities due within one year.

Non-current Assets and Liabilities

As of 30 June 2018, the Group's non-current assets amounted to RMB134,653 million, representing an increase of RMB2,856 million from RMB131,797 million as of the beginning of the year, mainly due to the increase of fixed assets and construction in progress.

As of 30 June 2018, the Group's non-current liabilities amounted to RMB54,664 million, representing an increase of RMB10,008 million from RMB44,656 million as of the beginning of the year, primarily due to the increase of medium and long term interest-bearing liabilities.

Debt to Asset Ratio

As of 30 June 2018, the debt to asset ratio of the Group was 66.72%, representing a decrease of 0.55 percentage point from 67.27% as of the end of 2017.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, the Company's assets and liabilities accounted for as trading financial assets and liabilities at fair value through profit or loss, and equity investments in listed companies held by it are stated at fair value; and investments in structured entities and entities over which the Company has no control, common control or significant influence accounted for as investments in other equity instruments are stated at fair value. Save for the forgoing, all other assets and liabilities of the Company are stated at historical cost.

As of 30 June 2018, the Group's financial assets held for trading increased by RMB21 million as compared with the beginning of the period, which was recognised as gain from fair value changes. The Group's financial liabilities at fair value through profit or loss decreased by RMB41 million as compared with the beginning of the period, which was recognised as gain from fair value changes.

PROVISION FOR INVENTORY IMPAIRMENT

As of 30 June 2018, the Group assessed the net realizable value of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net realizable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the energy segment, the Group unanimously calculated with the most recent market price.

As of 30 June 2018, the balance of provision for impairment of inventories held by the Group was RMB490 million, representing an increase of RMB37 million as compared with RMB453 million as at the beginning of the period, which was recognised through profit or loss.

The Group has always adopted the same approach to determine the net realizable value of its inventories and the provision for inventory impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 30 June 2018, the Group's accumulative project investment expenditures (excluding equity investments) amounted to RMB3,141 million, which mainly consisted of investments in key projects, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of 30 June 2018, the Group's capital commitment in respect of the investment in fixed assets which has been contracted but not provided amounted to RMB2,945 million.

As of 30 June 2018, the Group's investment undertakings to joint ventures and associates amounted to RMB55 million, comprised of the capital contributions of RMB6 million to Chinalco Tendering Company Limited* (中鋁招標有限公司), RMB21 million to Chalco Shituo Intelligent Technology Co., Ltd.* (中鋁視拓智能科技有限公司) and RMB28 million to Shanxi Chalco Taiyue New Materials Co., Ltd.* (山西中鋁太岳新材料有限公司).

CASH AND CASH EQUIVALENTS

As of 30 June 2018, the Group's cash and cash equivalents amounted to RMB24,477 million.

CASH FLOWS FROM OPERATING ACTIVITIES

In the first half of 2018, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB6,742 million, representing an increase of RMB1,380 million from RMB5,362 million of net cash inflows for the same period last year, mainly attributable to the increase in working capital due to the reinforcement of cash management.

CASH FLOWS FROM INVESTING ACTIVITIES

In the first half of 2018, the Group's cash flows generated from investing activities were net cash outflows amounting to RMB739 million, representing a decrease of RMB2,135 million in net cash outflows from RMB2,874 million of net cash outflows for the same period last year. This was mainly attributable to the decrease in project investment and capital operation expenditures.

CASH FLOWS FROM FINANCING ACTIVITIES

In the first half of 2018, the Group's cash flows generated from financing activities were net cash outflows amounting to RMB9,315 million, representing an increase of RMB1,208 million in net cash outflows from RMB8,107 million of net cash outflows for the same period last year, mainly attributable to repayment of due debts of the Group.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the Reporting Period, the Company did not utilize any of the proceeds.

PROJECTS FINANCED BY NON-PUBLICLY-RAISED FUNDS

The light alloy material project of Guangxi Hualei New Material Co., Ltd. (廣西華磊新材料有限公司輕合金材料項目): Investment in project construction amounted to RMB6,200 million, and by the end of June 2018, an aggregate of RMB4,760 million of capital expenditure had been incurred. So far, the light alloy part of project and three generator units have been put into operation.

The light alloy material project (for the light alloy part) of Guizhou Huaren New Materials Company Limited (貴州華仁新材料有限公司輕合金材料項目): Investment in project construction amounted to RMB2,954 million, and an aggregate of RMB2,280 million of capital expenditure had been incurred by the end of June 2018. The project was put into operation in March 2018.

Lvliang light alloy recycling industrial base project of Shanxi Zhongrun (山西中潤呂梁輕合金循環產業基地項目): Investment in project construction amounted to RMB3,900 million, and an aggregate of RMB2,390 million of capital expenditure had been incurred by the end of June 2018. The first batch of electrolytic cells of the project was completed for start-up in June 2018.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Due to change in work arrangements, Mr. Ao Hong proposed to resign as the president of the Company on 13 February 2018. The Company approved to remove Mr. Ao Hong from the position of president and approved to appoint Mr. Lu Dongliang as the president of the Company and to dismiss Mr. Lu Dongliang from the original position of senior vice president of the Company at the 20th meeting of the sixth session of the Board held by the Company on the same day. The resignation and appointment have taken effect on the same day. As Mr. Ao Hong will not hold any executive position in the Company upon his resignation as the president of the Company, Mr. Ao Hong was reassigned from an executive Director to a non-executive Director.

Due to change in work arrangements, Mr. Liu Caiming proposed to resign as a non-executive director of the Company on 25 May 2018 and the resignation has taken effect on the same day. On the same day, the Company approved to appoint Mr. Zhu Runzhou as the vice president of the Company at the 24th meeting of the sixth session of the Board held by the Company, and the appointment has taken effect on the same day.

Due to change in work arrangements, Mr. Xu Bo proposed to resign as the vice president of the Company on 6 June 2018. On the same day, the Company appointed Mr. Tian Yong as a vice president of the Company at the 25th meeting of the sixth session of the Board held by the Company, and the resignation and appointment have taken effect on the same day.

The Company approved to appoint Mr. Jiang Yinggang as the senior vice president of the Company and remove him from the position of vice president at the same time at the 27th meeting of the sixth session of the Board held on 26 June 2018, and the appointment and removal have taken effect on the same day.

Save as varied as aforesaid, all other directors, supervisors and senior management remained unchanged during the six months ended 30 June 2018. As at 30 June 2018, members of the sixth session of the Board and the sixth session of the Supervisory Committee are as follows:

Executive directors: Yu Dehui (Chairman of the Board), Lu Dongliang (President) and Jiang Yinggang (Senior Vice President)

Non-executive directors: Ao Hong and Wang Jun

Independent non-executive directors: Chen Lijie, Hu Shihai and Lie-A-Cheong, David

Supervisors: Liu Xiangmin (Chairman of the Supervisory Committee), Wang Jun and Wu Zuoming

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As at 30 June 2018, the Group had 64,806 employees. For the first half of 2018, the Group had paid remunerations of RMB3,146 million in total to its employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work-related injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Company has participated in pension plans organized by relevant provincial and municipal governments, under which each of the Company's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. Such contributions account for around 20% of the employee payroll.

STRUCTURE AND CHANGE OF SHARE CAPITAL AND PARTICULARS OF SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As at 30 June 2018, the share capital structure of the Company was as follows:

	As at 30 June 2018	
	Number of shares held *(in million)*	**As a percentage of issued share capital** *(%)*
Holders of A shares	**10,959.83**	**73.54**
Among which： Aluminum Corporation of China*(Note1)*	**4,890.78**	**32.82**
Baotou Aluminum (Group) Co., Ltd.*(Note2)*	**238.38**	**1.60**
Chalco Shanxi Aluminum Co., Ltd.*(Note2)*	**7.14**	**0.04**
Holders of H shares	**3,943.97**	**26.46**
Among which: Aluminum Corporation of China Overseas Holdings Limited*(Note2)*	**52.56**	**0.36**
Total	**14,903.80**	**100.00**

Note: 1. The number of shares held by Aluminum Corporation of China is the number of A shares of the Company directly held by it, and excludes the shares of the Company held by Aluminum Corporation of China through its subsidiaries.

2. Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司), Chalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) and Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司) are subsidiaries of Aluminum Corporation of China.

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the directors are aware, as of 30 June 2018, the following persons (other than the directors, supervisors and president (chief executive) of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("**Hong Kong SFO**") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("**Hong Kong Stock Exchange**").

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Aluminum Corporation of China	A shares	5,136,294,355(L)[Note1]	Beneficial owner and interest of a controlled corporation	46.86% (L)	34.46% (L)
	H shares	52,556,000(L)[Note1]	Interest of a controlled corporation	1.33% (L)	0.36% (L)
JPMorgan Chase & Co.	H shares	444,729,922(L)[Note2]	Beneficial owner/investment manager/approved lending agent	11.28% (L)	2.98% (L)
		27,486,998(S)[Note2]	Beneficial owner	0.70% (S)	0.18% (S)
		365,566,736(P)[Note2]	Approved lending agent	9.26% (P)	2.45% (P)
The Capital Group Companies, Inc.	H shares	436,322,000(L)[Note3]	Interest of a controlled corporation	11.06% (L)	2.93% (L)
Templeton Asset Management Ltd.	H shares	344,868,400(L)	Investment manager	8.74% (L)	2.31% (L)
BlackRock, Inc.	H shares	215,032,770(L)[Note4]	Interest of a controlled corporation	5.45% (L)	1.44% (L)
		5,880,000(S)[Note4]	Interest of a controlled corporation	0.15% (S)	0.04% (S)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Note:

1. These interests included 4,890,776,306 A shares directly held by Aluminum Corporation of China, and an aggregate interest of 245,518,049 A shares held by various controlled subsidiaries of Aluminum Corporation of China, (comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Chalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司)) and 52,556,000 H shares (held by Aluminum Corporation of China Overseas Holdings Limited).

2. These interests were held directly by various corporations controlled by JPMorgan Chase & Co. Among the aggregate interests in the long position in H shares, 23,097,100 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 6,974,931 H shares were held as derivatives.

3. These interests were held by Capital Research and Management Company, a corporation controlled by The Capital Group Company, Inc.

4. These interests were held directly by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the long position in H shares, 868,000 H shares were held as derivatives.

Save as disclosed above and so far as the directors are aware, as of 30 June 2018, no other person (other than the directors, supervisors and president (chief executive) of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARES

During the reporting period, there was no change in the shares of the Company.

APPROVAL OF CHANGES IN SHARES

During the reporting period, there was no approval in relation to changes in the shares of the Company.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As at 30 June 2018, the Company had 545,353 shareholders in total, including 544,688 holders of A shares and 665 holders (registered shareholders) of H shares.

SHAREHOLDINGS OF TOP TEN SHAREHOLDERS

Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of Shareholding (%)	Total number of shares held	Increase/ decrease of shares held in the reporting period
Aluminum Corporation of China[Note 1]	State-owned legal person	32.82	4,890,776,306	Increased by 912,300
Hong Kong Securities Clearing Company Limited (H shares)[Notes 2 & 3]	Overseas legal person	26.39	3,932,863,195	Increased by 566,424
China Securities Finance Corporation Limited	State-owned legal person	4.90	730,041,753	Increased by 474,810,754
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	1.60	238,377,795	–
Central Huijin Asset Management Ltd. (中央匯金資產管理有限責任公司)	State-owned legal person	0.92	137,295,400	–
China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司)	State-owned legal person	0.89	133,385,331	–
China Construction Bank Corporation – Boshi Industry Mixed Securities Investment Fund (中國建設銀行股份有限公司–博時主題行業混合型證券投資基金(LOF))	Domestic non state-owned legal person	0.47	70,000,000	Increased by 50,000,000
Guangdong Utrust Trust Company Limited* (廣東粵財信託有限公司) – Yuecai Trust • Yuezhong No. 3 Collective Fund Trust Plan (粵財信託•粵中3號集合資金信託計劃)	Domestic non state-owned legal person	0.46	69,000,000	–
HKSCC Nominees Limited (A shares)	Overseas legal person	0.35	52,598,276	Decreased by 3,593,211
Chen Lanqin (陳蘭琴)	Domestic natural person	0.25	36,955,959	Increased by 36,955,959

Note:

1. The number of shares held by Aluminum Corporation of China does not include the A shares of the Company indirectly held by Aluminum Corporation of China through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Chalco Shanxi Aluminum Co., Ltd. and the H shares of the Company indirectly held by Aluminum Corporation of China through its subsidiary Aluminum Corporation of China Overseas Holdings Limited. Aluminum Corporation of China together with its subsidiaries holds 5,188,850,355 shares in the Company, including 5,136,294,355 A shares and 52,556,000 H shares, accounting for 34.82% of the total issued share capital of the Company.

2. HKSCC Nominees Limited holds the 52,556,000 H shares of the Company on behalf of Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Aluminum Corporation of China.

3. The 3,932,863,195 H shares of the Company held by HKSCC Nominees Limited include the 52,556,000 H shares it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited, a subsidiary of Aluminum Corporation of China.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of 30 June 2018, Mr. Jiang Yinggang, an executive director and the senior vice president of the Company, held 10,000 A shares of the Company as personal interests in the capacity of beneficial owner, representing 0.000091% of the relevant class of issued share capital (A shares) and 0.000067% of the total issued share capital of the Company.

Save as disclosed above, as of 30 June 2018, none of the directors, president (chief executive), or supervisors of the Company and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. For the six months ended 30 June 2018, none of the directors, president (chief executive), supervisors, senior management of the Company or their spouses or children under the age of 18 was granted the right to acquire any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased or sold any shares of the Company during the six months ended 30 June 2018.

CHARGE AND PLEDGES ON GROUP ASSETS

As of 30 June 2018, the Group's assets charged and pledged for bank borrowings including property, plant and equipment, intangible assets, land use rights and notes receivable. The aggregate carrying amount of the charged and pledged assets was RMB6,985 million. Meanwhile, bank borrowings of the Group were secured by contractual rights to charge users for electricity and all the revenue related to such rights generated in the future. For details, please refer to note 11(a) to the financial statements.

GUARANTEES

As at 30 June 2018, the balance of guarantees provided by the Group and its subsidiaries amounted to RMB11,430 million, details of which are set out as below:

1. On 25 December 2006, Chalco Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司) (hereinafter referred to as "**Ningxia Energy**") entered into a guarantee contract with the Yinchuan Xicheng Branch of China Construction Bank, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd.* (寧夏天淨神州風力發電有限公司) (50% of its equity interest was then held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd.* (寧夏銀星能源股份有限公司), a controlled subsidiary of Ningxia Energy in 2014) with a loan term of 14 years. As of 30 June 2018, the balance of the guarantee provided by Ningxia Energy in proportion to its shareholding amounted to RMB18 million.

2. As of 30 June 2018, the balance of the guarantee provided between Ningxia Energy, a controlled subsidiary of the Company and its subsidiaries mutually amounted to RMB2,790 million.

3. In October 2013, Chalco Hong Kong Limited (hereinafter referred to as "**Chalco Hong Kong**") and its certain subsidiaries provided guarantee for senior perpetual bonds of USD350 million issued by Chalco Hong Kong Investment Company Limited. In October 2016, Chalco Hong Kong provided guarantee for senior perpetual bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited. As of 30 June 2018, Chalco Hong Kong Investment Company Limited had outstanding senior perpetual bonds of USD850 million (equivalent to approximately RMB5,624 million) which were guaranteed by Chalco Hong Kong and its certain subsidiaries.

4. In March 2017, Baotou Aluminum Co., Ltd. (hereinafter referred to as "**Baotou Aluminum**") entered into a maximum financial guarantee agreement (《最高額保證合同》) with Baotou Branch of Shanghai Pudong Development Bank, pursuant to which Baotou Aluminum would provide guarantee in respect of banking facilities up to RMB2,000 million in total for its controlled subsidiary Inner Mongolia Huayun New Materials Co., Ltd.* (內蒙古華雲新材料有限公司) (hereinafter referred to as "**Inner Mongolia Huayun**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2018, Inner Mongolia Huayun had taken out loans of RMB1,600 million under the principal contract, and the balance of guarantee provided by Baotou Aluminum amounted to RMB1,189 million.

5. In February 2015, the Company entered into a guarantee contract with the Kunming Branch of Ping An Bank, pursuant to which the Company would provide guarantee in respect of a loan of up to RMB1,000 million in total in proportion to its 60% shareholding for its controlled subsidiary Guizhou Huajin Aluminum Co., Ltd.* (貴州華錦鋁業有限公司) (hereinafter referred to as "**Guizhou Huajin**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2018, Guizhou Huajin had drawn down a loan of RMB476 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB286 million.

6. In April 2015, the Company entered into a guarantee contract with the JIC Leasing (Shanghai) Co., Ltd., pursuant to which the Company would provide guarantee in respect of its finance lease of up to RMB500 million in total in proportion to its 60% shareholding for Guizhou Huajin. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2018, Guizhou Huajin dealt with finance lease of RMB500 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB300 million.

7. In December 2016, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with the Taiyuan Branch of Ping An Bank, pursuant to which the Company would provide guarantee in respect of banking facilities up to RMB300 million in total in proportion to its 60% shareholding for its controlled subsidiary Chalco Shanxi New Material Co., Ltd.* (中鋁山西新材料有限公司") (hereinafter referred to as "**Shanxi New Material**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2018, Shanxi New Material had taken out loans of RMB300 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB180 million.

8. In April 2017, the Company entered into a maximum amount guarantee agreement (《最高額保證合同》) with Taiyuan Branch of Minsheng Bank, pursuant to which the Company would provide guarantee in respect of banking facilities up to RMB200 million in total in proportion to its 60% shareholding for its controlled subsidiary Shanxi New Material. The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2018, Shanxi New Material had taken out loans of RMB70 million under the principal contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB42 million.

9. In June 2018, China Aluminum Logistics Group Corporation Co., Ltd entered into a guarantee agreement with Shanghai Futures Exchange to provide guarantee for the amount of up to RMB1,000 million for its subsidiary China Aluminum Logistics Group Zhongbu International Land & Harbor Company Limited* (中鋁物流集團中部國際陸港有限公司) with a guarantee term of not more than 6 years. As of 30 June 2018, the balance of the aforementioned guarantee was RMB1,000 million.

Save as aforesaid, there were no other guarantees provided by the Group which were required to be disclosed.

CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meetings, the Rules of Procedures for the Board Meetings, the Rules of Procedures for Meetings of the Supervisory Committee, the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that such documents have incorporated most of the principles and code provisions in the Code on Corporate Governance Practices (the "**CG Code**") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**") and the requirements under the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "**Internal Control Guidelines**"). During the reporting period, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

For clarity, the Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "**Required Standards**") on terms no less exacting than the required standards of dealings set out in the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Hong Kong Listing Rules. Some employees who are likely to be in possession of unpublished price sensitive information of the Group shall be in compliance with the Required Standards. All directors, supervisors and relevant employees of the Company, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended 30 June 2018.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to propose the appointment or change of external auditors; supervise the implementation of internal audit system of the Company; be responsible for the communication between internal and external auditors; review and disclose the financial information of the Company; review the financial monitoring, internal control and risk management systems of the Company; and conduct research on other relevant professional matters of the Company, and provide viewpoints and suggestions to the Board for reference of decision-making.

As of the date of this report, the Audit Committee under the sixth session of the Board of the Company consists of three independent non-executive directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, with Mr. Lie-A-Cheong Tai Chong, David acting as the chairman.

The Audit Committee and the management have reviewed the accounting standards and norms adopted by the Group and discussed the matters related to auditing, internal control, risk management and financial statements, including review of the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2018.

In the first half of 2018, the Audit Committee convened four meetings in total, details of which are set out below:

The eleventh meeting of the Audit Committee under the sixth session of the Board of the Company was held on 30 January 2018, at which resolutions including the resolution in relation to the proposed transfer of certain fixed assets of Guizhou Branch of Aluminum Corporation of China Limited by the Company to Guizhou Aluminum Plant Company Limited were considered and approved.

The twelfth meeting of the Audit Committee under the sixth session of the Board of the Company was held on 13 March 2018, at which 13 resolutions in relation to the audit report and the audited financial report for the year 2017 and the 2017 internal control auditing report were considered and approved.

The thirteenth meeting of the Audit Committee under the sixth session of the Board of the Company was held on 19 April 2018, at which 2 resolutions including the 20-F report of the Company for 2017 and the 2018 First Quarterly Report were considered and approved.

The fourteenth meeting of the Audit Committee under the sixth session of the Board of the Company was held on 19 June 2018, at which the resolution in relation to the proposed establishment of Chinalco Overseas Development Co., Ltd* by the Company and Aluminum Corporation of China through joint contribution was considered and approved.

SIGNIFICANT EVENTS

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "**Company Law**"), the Securities Law of the People's Republic of China (the "**Securities Law**"), the relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules (the "**Shanghai Stock Exchange Listing Rules**") and duly performed its corporate governance obligations without any deviation from the relevant requirements issued by China Securities Regulatory Commission. The Company has also strictly complied with the requirements of the Hong Kong Listing Rules and its latest amendments in relation to corporate governance. The Company has established a corporate governance structure with clearly defined rights and responsibilities with effective checks and balances and coordination. General meetings, the board of directors and the supervisory committee safeguarded the interests of investors and shareholders by fulfilling their respective responsibilities and operating in compliance with regulations.

The Company will stay in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of its shareholders, as well as maintaining consistent, stable and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, personnel, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2. ASSET TRANSACTIONS

On 21 June 2018, as considered and approved at the twenty-sixth meeting of the sixth session of the Board of the Company, Zunyi Aluminum Co., Ltd.* (遵義鋁業股份有限公司), a controlled subsidiary of the Company, proposed to acquire the entire assets and liabilities with the appraised net value of RMB2,311 million of Chalco Zunyi Alumina Co., Ltd., a controlled subsidiary of the Company. On 29 June 2018, the Company duly entered into the Joint Venture Contract for establishment of Zunyi Aluminum Co., Ltd. through joint contribution with Zunyin Goujiang Investment and Construction Co., Ltd.* (遵義苟江投資建設有限責任公司), Guizhou Wujiang Hydroelectricity Development Co., Ltd.* (貴州烏江水電開發有限責任公司), Guizhou Qianneng Enterprises Co., Ltd.* (貴州黔能企業有限責任公司), Guizhou Industrial Investment (Group) Co., Ltd.* (貴州產業投資(集團)有限責任公司) and Guizhou Commercial and Trading State-owned Assets Management Co., Ltd.* (貴州省商貿國有資產管理有限責任公司). Upon completion of the merger and reorganization, the shareholding held by the Company in Zunyi Aluminum Co., Ltd.* (遵義鋁業股份有限公司) will be increased from 52.523% to 67.445%. For details of the relevant matters, please refer to the announcements published by the Company on 21 June 2018 and 29 June 2018 respectively.

For other asset transactions of the Company, please refer to the paragraphs under "5. Material Connected Transactions of the Group during the Reporting Period" in this section.

3. DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2017

As considered and approved at the 2017 annual general meeting of the Company convened on 26 June 2018, no final dividends were distributed for the year 2017.

4. MATERIAL LITIGATION AND ARBITRATION

There was no material litigation or arbitration involving the Company during the reporting period.

5. MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transactions related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and its connected persons was approximately RMB18,000 million, of which purchase transactions amounted to approximately RMB8,600 million and sales transactions amounted to approximately RMB9,400 million (including sales of products and services).

All of the above continuing connected transactions during the reporting period have been conducted under the relevant agreements which have been published by way of announcement. The continuing connected transactions of the Group were mainly transactions between the Company and Aluminum Corporation of China and its associates.

Connected transactions related to acquisition and disposal of assets

(1) Transfer of certain fixed assets of the Guizhou Branch of the Company to Guizhou Aluminum Plant Co., Ltd.* (貴州鋁廠有限責任公司)

On 31 January 2018, the resolution in relation to the proposed transfer of certain fixed assets of the Guizhou Branch of Aluminum Corporation of China Limited by the Company to Guizhou Aluminum Plant Co., Ltd.* (貴州鋁廠有限責任公司) was considered and approved at the nineteenth meeting of the sixth session of the Board of the Company, pursuant to which, the Company agreed to transfer 20 items of fixed assets, including the aboveground constructions and structures, of the previous project engineering department under Guizhou Branch of Aluminum Corporation of China Limited to Guizhou Aluminum Plant Co., Ltd., at a consideration of RMB5,813,466.

As Guizhou Aluminum Plant Co., Ltd. is a wholly-owned subsidiary of Aluminum Corporation of China, the controlling shareholder of the Company, the transaction constitutes a connected transaction.

For details of the aforesaid matter, please refer to the announcement published by the Company on 31 January 2018.

(2) *Issuance of new A shares for acquisition of assets*

The Company proposed to acquire 30.7954% equity interests in Chalco Shandong Co., Ltd.* (中鋁山東有限公司), 36.8990% equity interests in Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司), 25.6748% equity interests in Baotou Aluminum Co., Ltd.* (包頭鋁業有限公司) and 81.1361% equity interests in Chalco Mining Co., Ltd.* (中鋁礦業有限公司) (collectively "**Target Equity**") jointly held by Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司), China Life Insurance Company Limited* (中國人壽保險股份有限公司), Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥)), China Pacific Life Insurance Co., Ltd.* (中國太平洋人壽保險股份有限公司), China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司), BOC Financial Asset Investment Co., Ltd.* (中銀金融資產投資有限公司), ICBC Financial Asset Investment Co., Ltd.* (工銀金融資產投資有限公司) and ABC Financial Asset Investment Company Limited* (農銀金融資產投資有限公司) (collectively "**Counterparties**") by issuance of new A shares. The pricing benchmark date for the issuance of shares for acquisition of assets was the announcement date of the Board (namely the nineteenth meeting of the sixth session of the Board) resolution, on which the transaction was considered by the Company for the first time. The issue price shall be no less than 90% of the average transaction price of the shares during the 60 trading days prior to the date of announcement of the first Board resolution, being RMB6.00 per share.

According to the filed valuation reports and the signed equity acquisition agreements (as amended by the equity acquisition supplemental agreements), the total consideration of the Target Equity was approximately RMB12,713,248,350, which would be paid by the Company through issue of a total of 2,118,874,715 consideration shares at an issue price of RMB6.00 per consideration share to the Counterparties. Such consideration shares would be issued and listed on the Shanghai Stock Exchange.

As China Life Insurance Company Limited, one of the Counterparties, is the substantial shareholder of Chalco Shandong Co., Ltd. and Baotou Aluminum Co., Ltd., which both are the subsidiaries of the Company, it is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the transaction concerning the Company's issuance of consideration shares to China Life Insurance Company Limited* for acquisition of the Target Equity held by it constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules.

The aforesaid transaction is subject to the approvals of the extraordinary general meeting and the shareholder class meetings of the Company and China Securities Regulatory Commission.

For details of the relevant matters, please refer to the announcements published by the Company on 9 October 2017, 10 November 2017, 11 December 2017, 11 January 2018, 31 January 2018, 23 February 2018, 23 April 2018, 23 May 2018, 21 June 2018, 23 July 2018 and 30 July 2018, respectively.

The connected transaction with the connected person through joint contribution

On 21 June 2018, the resolution in relation to the proposed establishment of Chinalco Overseas Development Co., Ltd.* (中鋁海外發展有限公司) through joint contribution by the Company and Aluminum Corporation of China was considered and approved at the twenty-sixth meeting of the sixth session of the Board of the Company, pursuant to which, the Company agreed to establish Chinalco Overseas Development Co., Ltd. jointly with Aluminum Corporation of China, its controlling shareholder, at a contribution of RMB500 million, accounting for 50% equity interests therein. On the same day, the Company entered into the joint venture contract on the establishment of Chinalco Overseas Development Co., Ltd. through joint contribution with Aluminum Corporation of China.

For details of the aforesaid matter, please refer to the announcement published by the Company on 21 June 2018.

Transfer of loans

There was no connected transaction in relation to transfer of loans during the reporting period.

6. PERFORMANCE OF UNDERTAKINGS

There was no outstanding undertakings during the reporting period.

7. OTHER SIGNIFICANT EVENTS

Development of Boffa project in cooperation with the Guinean government and grant of option for additional equity participation

On 17 May 2018, the resolution in relation to the proposed investment in the construction of Boffa bauxite project in Guinea by the Company and the signing of the Boffa Project Mining Convention was considered and approved at the twenty-third meeting of the sixth session of the Board of the Company, pursuant to which, the Board approved the Company to invest in the construction of Boffa bauxite project in Guinea through Chalco Hong Kong, its wholly-owned subsidiary. On 8 June 2018, Chalco Hong Kong and the Mining Company (which was incorporated by Chalco Hong Kong in Guinea) entered into the Mining Convention with the Guinean Government. The Mining Convention contained the implementation conditions for the Boffa project and the transaction in relation to the grant of option for additional equity participation by Chalco Hong Kong to the Guinean government. The aforesaid matter was considered and approved at the 2017 annual general meeting of the Company convened on 26 June 2018.

For details of the matter, please refer to the announcements of the Company dated 17 May 2018 and 10 June 2018, as well as the circular dated 11 June 2018, respectively.

INDEPENDENT REVIEW REPORT

To the board-of-directors of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the accompanying interim condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (collectively, the "Group") as of 30 June 2018 and the related interim condensed consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 *Interim Financial Reporting* ("IAS 34"). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants
22/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong

15 August 2018

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2018 (Unaudited)	31 December 2017 (Audited)
ASSETS			
Non-current assets			
Intangible assets	6	**10,739,798**	10,653,175
Property, plant and equipment	6	**99,323,799**	96,096,715
Investment properties		**1,290,662**	1,332,370
Land use rights		**3,857,816**	3,720,478
Investments in joint ventures	7	**5,902,600**	6,007,624
Investments in associates	7	**6,045,638**	6,935,030
Available-for-sale financial investments	8	**–**	1,928,201
Financial assets at fair value through other comprehensive income	8	**1,926,150**	–
Deferred tax assets		**1,620,950**	1,602,825
Non-current financial assets at amortised cost		**252,057**	–
Other non-current assets		**3,693,942**	3,520,892
Total non-current assets		**134,653,412**	131,797,310
Current assets			
Inventories		**22,799,364**	20,346,709
Trade and notes receivables	9	**9,240,278**	8,026,209
Current financial assets at amortised cost		**5,126,215**	–
Other current assets		**4,828,688**	10,063,676
Financial assets at fair value through profit or loss		**30,998**	9,534
Restricted cash and time deposits		**3,535,424**	2,152,492
Cash and cash equivalents		**24,476,801**	27,750,686
Total current assets		**70,037,768**	68,349,306
Total assets		**204,691,180**	200,146,616

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2018 (Unaudited)	31 December 2017 (Audited)
EQUITY AND LIABILITIES			
Equity			
Equity attributable to the owners of the parent			
Share capital	10	**14,903,798**	14,903,798
Other reserves	10	**38,765,372**	27,942,747
Accumulated losses		**(2,653,104)**	(3,368,095)
		51,016,066	39,478,450
Non-controlling interests		**17,114,877**	26,035,429
Total equity		**68,130,943**	65,513,879
Liabilities			
Non-current liabilities			
Interest-bearing loans and borrowings	11	**50,214,048**	40,289,703
Other non-current liabilities		**3,365,655**	3,372,390
Deferred tax liabilities		**1,084,601**	993,742
Total non-current liabilities		**54,664,304**	44,655,835

As at 30 June 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Notes	30 June 2018 (Unaudited)	31 December 2017 (Audited)
Current liabilities			
Trade and notes payables	13	**15,561,840**	12,321,970
Other payables and accrued expenses		**10,492,990**	14,602,731
Contract liabilities		**2,429,298**	–
Financial liabilities at fair value through profit or loss		**48,010**	89,426
Income tax payable		**329,910**	210,205
Interest-bearing loans and borrowings	11	**53,033,885**	62,752,570
Total current liabilities		**81,895,933**	89,976,902
Total liabilities		**136,560,237**	134,632,737
Total equity and liabilities		**204,691,180**	200,146,616
Net current liabilities		**11,858,165**	21,627,596
Total assets less current liabilities		**122,795,247**	110,169,714

The accompanying notes are an integral part of these financial statements.

Yu Dehui	**Zhang Zhankui**
Director	*Chief Financial Officer*

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

As at 30 June 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2018 (Unaudited)	2017 (Restated and unaudited)
Revenue	5	**82,056,113**	91,421,061
Cost of sales		**(75,808,578)**	(85,215,509)
Gross profit		**6,247,535**	6,205,552
Selling and distribution expenses		**(1,042,361)**	(1,182,628)
General and administrative expenses		**(1,930,121)**	(1,684,170)
Research and development expenses		**(135,582)**	(28,915)
Impairment losses on property, plant and equipment		**(389)**	–
Other income	15(a)	**592,885**	160,108
Other gains, net	15(b)	**479,998**	80,692
Operating profit		**4,211,965**	3,550,639
Finance income	16	**188,343**	392,252
Finance costs	16	**(2,349,788)**	(2,460,236)
Share of profits and losses of:			
Joint ventures	7	**(114,634)**	80,897
Associates	7	**(7,337)**	15,406
Profit before income tax	14	**1,928,549**	1,578,958
Income tax expense	17	**(567,836)**	(348,453)
Profit for the period		**1,360,713**	1,230,505

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

	For the six months ended 30 June	
	2018	2017
	(Unaudited)	(Restated and unaudited)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods, net of tax:		
Equity investment at fair value through other comprehensive incomes:		
Changes in fair value	**(17,165)**	–
Income tax effect	**4,246**	–
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of tax:		
Available-for-sale financial investments:		
Changes in fair value	**–**	(3,292)
Reclassification adjustments for gains included in profit or loss		
– Gain on disposal	**–**	(45,039)
Income tax effect	**–**	10,733
Exchange differences on translation of foreign operations	**22,750**	(505,095)
Total other comprehensive income/(loss) for the period, net of tax	**9,831**	(542,693)
Total comprehensive income for the period	**1,370,544**	687,812
Profit attributable to:		
Owners of the parent	**848,337**	736,877
Non-controlling interests	**512,376**	493,628
	1,360,713	1,230,505

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

As at 30 June 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months ended 30 June	
	Notes	**2018**	2017
		(Unaudited)	(Restated and unaudited)
Total comprehensive income for the period attributable to:			
Owners of the parent		**858,555**	194,184
Non-controlling interests		**511,989**	493,628
		1,370,544	687,812
Basic and diluted earnings per share attributable to ordinary equity holders of the parent			
(expressed in RMB per share)	18	**0.0476**	0.0458

Details of the dividends proposed for the six months ended 30 June 2018 are disclosed in note 19 to the financial statements.

The accompanying notes are an integral part of these financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

As at 30 June 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent											
		Capital reserves										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on equity investments at fair value through other comprehensive income	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 31 December 2017	14,903,798	18,616,551*	952,878*	5,867,557*	144,361*	6,836*	2,019,288*	335,276*	(3,368,095)	39,478,450	26,035,429	65,513,879
Change in accounting policy (Note 2.2)	-	-	-	-	-	10,835	-	-	(133,346)	(122,511)	(16,925)	(139,436)
At 1 January 2018	14,903,798	18,616,551	952,878	5,867,557	144,361	17,671	2,019,288	335,276	(3,501,441)	39,355,939	26,018,504	65,374,443
Profit for the period	-	-	-	-	-	-	-	-	848,337	848,337	512,376	1,360,713
Other comprehensive income for the period, net of tax												
Changes in fair value of equity investments at fair value through other comprehensive incomes, net of tax	-	-	-	-	-	(12,532)	-	-	-	(12,532)	(387)	(12,919)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	22,750	-	22,750	-	22,750
Total comprehensive income	-	-	-	-	-	(12,532)	-	22,750	848,337	858,555	511,989	1,370,544
Acquisition of subsidiaries (note 4)	-	-	-	-	-	-	-	-	-	-	1,468,435	1,468,435
Release of deferred government subsidies	-	-	2,200	-	-	-	-	-	-	2,200	-	2,200
Equity exchange arrangement (note 10)	-	-	10,735,214	-	-	-	-	-	-	10,735,214	(10,735,214)	-
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(229,623)	(229,623)
Acquisition of non-controlling interests	-	(57)	-	-	-	-	-	-	-	(57)	(3,073)	(3,130)
Capital injection from non-controlling shareholders	-	78,271	-	-	-	-	-	-	-	78,271	138,709	216,980
Restructure of subsidiaries	-	(77,512)	-	-	-	-	-	-	-	(77,512)	77,512	-
Other appropriations	-	-	-	-	47,234	-	-	-	-	47,234	8,950	56,184
Share of reserves of joint ventures and associates	-	-	-	-	16,222	-	-	-	-	16,222	-	16,222
Other equity instruments' distribution	-	-	-	-	-	-	-	-	-	-	(141,312)	(141,312)
At 30 June 2018 (Unaudited)	14,903,798	18,617,253*	11,690,292*	5,867,557*	207,817*	5,139*	2,019,288*	358,026*	(2,653,104)	51,016,066	17,114,877	68,130,943

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

As at 30 June 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent											
		Capital reserves										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Gain on available-for-sale financial assets	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 1 January 2017	14,903,798	17,705,517	952,878	5,867,557	131,231	45,901	2,019,288	970,069	(4,488,590)	38,107,649	17,479,840	55,587,489
Add: Adjustment due to business combinations under common control	-	208,310	-	-	279	-	-	-	(147,940)	60,649	138,670	199,319
At 1 January 2017 (Restated)	14,903,798	17,913,827	952,878	5,867,557	131,510	45,901	2,019,288	970,069	(4,636,530)	38,168,298	17,618,510	55,786,808
Profit for the period	-	-	-	-	-	-	-	-	736,877	736,877	493,628	1,230,505
Other comprehensive income for the period, net of tax												
Changes in fair value and disposal of available for sale financial assets, net of tax	-	-	-	-	-	(37,598)	-	-	-	(37,598)	-	(37,598)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	(505,095)	-	(505,095)	-	(505,095)
Total comprehensive income	-	-	-	-	-	(37,598)	-	(505,095)	736,877	194,184	493,628	687,812
Deemed disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	(96,568)	(96,568)
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(159,023)	(159,023)
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	30,020	30,020
Acquisition of non-controlling interests	-	(1,025,965)	-	-	-	-	-	-	-	(1,025,965)	(387,324)	(1,413,289)
Other appropriations	-	-	-	-	56,749	-	-	-	-	56,749	29,578	86,327
Share of reserves of joint ventures and associates	-	-	-	-	8,735	-	-	-	-	8,735	-	8,735
Repayment of senior perpetual security	-	-	-	-	-	-	-	-	-	-	(2,446,012)	(2,446,012)
Other equity instruments' distribution	-	-	-	-	-	-	54,548	-	(54,548)	-	(242,539)	(242,539)
At 30 June 2017 (Restated and Unaudited)	14,903,798	16,887,862	952,878	5,867,557	196,994	8,303	2,073,836	464,974	(3,954,201)	37,402,001	14,840,270	52,242,271

* These reserve accounts comprise the consolidated other reserves of RMB38,765 million (31 December 2017: RMB27,943 million) in the interim condensed consolidated statement of financial position.

The accompanying notes are an integral part of these financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June **2018** **(Unaudited)**	2017 (Restated and unaudited)
Net cash flows from operating activities	20	**6,742,457**	5,362,220
Investing activities			
Purchases of intangible assets		**(1,310)**	(42,442)
Purchases of property, plant and equipment		**(3,324,651)**	(4,640,684)
Purchases of land use rights		**(4,384)**	(6,060)
Purchases of investment properties		**–**	(2,068)
Proceeds from disposal of property, plant and equipment		**207,802**	91,783
Net inflows of in respect of the acquisition of subsidiaries	4	**2,846,649**	–
Proceeds from disposal of Shanxi Huaxing in the prior year		**–**	1,646,035
Proceeds from disposal of an associate		**30,816**	–
Collection of considerations from disposal of the aluminum fabrication segment and the alumina production line of Guizhou Branch in the prior year		**–**	1,568,914
Net outflows of cash and cash equivalents in respect of the deemed disposal of a subsidiary		**–**	(121,303)
Interest received		**–**	84,338
Dividends declared by associates and joint ventures		**84,946**	–
Investments in joint ventures		**–**	(15,414)
Investments in associates		**–**	(431,317)
Purchase of financial assets at fair value through other comprehensive income		**–**	(660,000)
Proceeds from disposal of available-for-sale financial assets		**–**	80,551
Dividend from financial assets at fair value through other comprehensive income		**54,420**	12,979
Increase in time deposits		**(767,826)**	(4,900)
Change in deposit of futures and option contracts		**5,075**	(26,626)
Loans to related parties		**–**	(500,000)
Loans to third parties		**–**	(61,272)
Loans repaid by third parties		**25,687**	–
Loans repaid by related parties		**–**	100,000
Receipt of government grants		**103,725**	53,943
Net cash flows used in investing activities		**(739,051)**	(2,873,543)

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2018 (Unaudited)	2017 (Restated and unaudited)
Financing activities			
Acquisition of non-controlling interests		**(3,130)**	(800,000)
Proceeds from gold leasing arrangements		**1,897,600**	6,169,983
Repayments of gold leasing arrangements		**(5,169,983)**	(3,000,000)
Payment of interest of gold leasing arrangements		**(120,438)**	(80,321)
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs	11(b)	**4,977,650**	3,000,000
Senior perpetual securities' distribution paid		**(141,312)**	(240,477)
Repayments of senior perpetual securities		**–**	(2,757,240)
Repayments of medium-term notes and short-term bonds		**(14,000,000)**	(13,300,000)
Drawdown of short-term and long-term bank and other loans		**42,613,618**	29,664,838
Repayments of short-term and long-term bank and other loans		**(35,736,105)**	(23,029,252)
Proceeds from finance leases under sale and leaseback contracts, net of deposits and transaction costs		**759,016**	497,007
Capital elements of finance lease rental payments		**(1,504,258)**	(1,115,743)
Capital injection from non-controlling shareholders		**216,980**	30,020
Dividends paid by subsidiaries to non-controlling shareholders		**(219,094)**	(158,003)
Interest paid		**(2,885,544)**	(2,987,947)
Net cash flows used in financing activities		**(9,315,000)**	(8,107,135)
Net decrease in cash and cash equivalents		**(3,311,594)**	(5,618,458)
Net foreign exchange differences		**37,709**	(88,579)
Cash and cash equivalents at beginning of the period		**27,750,686**	23,813,736
Cash and cash equivalents at 30 June		**24,476,801**	18,106,699

The accompanying notes are an integral part of these financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Aluminum Corporation of China Limited (中國鋁業股份有限公司) (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources and coal mining, the production and distribution of carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which was established on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company of the Company is Aluminum Corporation of China (中國鋁業集團有限公司) ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

The interim condensed consolidated financial statements are presented in thousands of Renminbi ("RMB") unless otherwise stated.

The interim condensed consolidated financial statements have not been audited.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2018 have been prepared in accordance with International Accounting Standard ("IAS") 34 *Interim Financial Reporting*.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual consolidated financial statements as at 31 December 2017.

Going concern

As at 30 June 2018, the Group's current liabilities exceeded its current assets by approximately RMB11,858 million. The directors of the Company have considered the Group's available sources of funds as follows:

- The Group's expected net cash inflows from operating activities in 2018 and 2019;

- Unutilised banking facilities of approximately RMB106,917 million as at 30 June 2018, of which amounts totalling RMB88,946 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

- Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from 30 June 2018. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

(Amounts expressed in thousands of RMB

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 Basis of preparation (Continued)

Merger accounting for business combination under common control

The accounting policies for business combination under common control of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2017.

The comparative financial data have been restated to reflect the business combinations under common control which took place during the year ended 31 December 2017.

2.2 Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual consolidated financial statements for the year ended 31 December 2017, except for the adoption of new standards effective as of 1 January 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New standards, interpretations and amendments adopted by the Group

The Group applies, for the first time, IFRS 15 *Revenue from Contracts with Customers* and IFRS 9 *Financial Instruments*. As required by IAS 34, the nature and effect of these changes are disclosed below.

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the interim condensed consolidated financial statements of the Group.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 15 *Revenue from Contracts with Customers*

IFRS 15 supersedes IAS 11 *Construction Contracts*, IAS 18 *Revenue* and related Interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Group adopted IFRS 15 using the modified retrospective method of adoption. The Group applied IFRS 15 to contracts that are initiated after the effective date and contracts that had remaining obligations as of the effective date. In respect of the prior periods, the Group retain prior period's figures as reported under the previous standards, recognising the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at 1 January 2018. The Group concluded that the transitional adjustment to be made on 1 January 2018 to accumulated losses upon initial adoption of IFRS 15 is nil. It is because the Group recognises revenue upon the transfer of significant risks and rewards, which coincides with the fulfilment of performance obligations. Additionally, the Group's contracts with customers generally has only one performance obligation.

(Amounts expressed in thousands of RMB

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 15 *Revenue from Contracts with Customers (Continued)*

The impact on the Group's consolidated statement of financial position as at 1 January 2018

	Under IAS 18	Reclassification	Under IFRS 15
Contract liabilities	–	1,597,539	1,597,539
Other payables and accrued expense	14,602,731	(1,597,539)	13,005,192

The Group received short-term advances from customers. Prior to the adoption of IFRS 15, the Group represented these advances in other payables and accrued expense in the consolidated statement of financial position. Upon the adoption of IFRS 15, the Group reclassified the advances amount to "contract liabilities".

The adoption of IFRS 15 does not impact the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of cash flows for the six month ended 30 June 2017.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 15 *Revenue from Contracts with Customers* (Continued)

The Group principally derives revenue from sales of products.

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods sold or services performed, stated net of discounts, returns and value-added taxes. The Group recognises revenue when the specific criteria have been met for each of the Group's activities, as described below.

The Group's contracts with customers for the sale of alumia, primary aluminium and other products generally include one performance obligation. Revenue from sale of products is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the products.

Determining whether revenue of the Group should be reported gross or net is based on a continuing assessment of various factors. Since the Group has sole discretion in determining the pricing, takes full responsibility of a good or service provided to the customers, and also is responsible for the risk associated with the goods before change of control over the goods, and the customers' complaints and requests, the Group considers it controls the specified goods or services before their delivery to its customers and is a principal in the transactions. Accordingly, the Group recognises revenues on the gross basis. Otherwise, the Group records the net amount earned as commissions from products sold or services provided.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 9 *Financial Instruments*

IFRS 9 *Financial Instruments* replaces IAS 39 *Financial Instruments: Recognition and Measurement* for annual periods beginning on or after 1 January 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The adoption of IFRS 9 *Financial Instruments* from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. The new accounting policies are set out below. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

On 1 January 2018 (the date of initial application of IFRS 9), the Group's management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 9 *Financial Instruments* (Continued)

The following adjustments were made to the consolidated statement of financial position at the date of initial application, 1 January 2018. The effect of adopting IFRS 9 is, as follows:

	Notes	Under IAS 39	Reclassification	Re-measurement	Under IFRS 9
Financial assets-amortised cost					
Trade receivables	(b)	4,311,997	–	(112,407)	4,199,590
Other current assets	(a)	10,063,676	(6,487,089)	–	3,576,587
Current financial assets at amortised cost	(a), (b)	–	6,487,089	(38,502)	6,448,587
Other non-current assets	(a)	3,520,892	(261,156)	–	3,259,736
Non-current financial assets at amortized cost	(a)	–	261,156	–	261,156
Financial assets – at fair value through other comprehensive income ("FVOCI")					
Available-for-sale financial investments	(a)	1,928,201	(1,928,201)	–	–
Financial Assets – FVOCI	(a)	–	1,928,201	15,114	1,943,315
Deferred tax liabilities	(c)	993,742	–	3,641	997,383
Equity					
Other reserves	(c)	27,942,747	–	10,835	27,953,582
Other comprehensive income to be reclassified to profit or loss in subsequent periods		–	(6,836)	–	(6,836)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods		–	6,836	10,835	17,671
Accumulated losses	(c)	(3,368,095)	–	(133,346)	(3,501,441)
Non-controlling interests	(c)	26,035,429	–	(16,925)	26,018,504

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 9 *Financial Instruments* (Continued)

The adoption of IFRS 9 does not impact the interim condensed consolidated statement of profit or loss and other comprehensive income and the interim condensed consolidated statement of cash flows for the six month ended 30 June 2017.

(a) Classification and measurement

Under IFRS 9, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss ("FVPL"), amortised cost, or FVOCI. The classification is based on two criteria: the Group's business model for managing the assets; and whether the instruments' contractual cash flows represent "solely payments of principal and interest" on the principal amount outstanding (the "SPPI criterion").

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 9 *Financial Instruments* (Continued)

(a) Classification and measurement (Continued)

The new classification and measurement of the Group's debt financial assets are, as follows:

- Debt instruments at amortised cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Group's trade and other receivables, and loans included under other non-current financial assets.

- Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Currently the Group does not hold any assets of this category.

Other financial assets are classified and subsequently measured, as follows:

- Equity instruments at FVOCI, with no recycling of gains or losses to profit or loss on derecognition. This category only includes equity instruments, which the Group intends to hold for the foreseeable future and which the Group has irrevocably elected to so classify upon initial recognition or transition. The Group classified its equity instruments as equity instruments at FVOCI. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9. Under IAS 39, the Group's equity instruments were classified as available-for-sale financial assets.

- Financial assets at FVPL comprise derivative instruments which the Group had not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 9 *Financial Instruments* (Continued)

(a) Classification and measurement (Continued)

The assessment of the Group's business models was made as of the date of initial application, 1 January 2018. The assessment on whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the fact and circumstances as at the initial recognition of the assets.

The accounting for the Group's financial liabilities remains largely the same as it was under IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires contingent consideration liabilities to be treated as financial instruments measured at fair value, with the changes in fair value recognised in profit or loss.

Under IFRS 9, embedded derivatives are no longer separated from a host financial asset. Instead, financial assets are classified based on their contractual terms and the Group's business model. The accounting for derivatives embedded in financial liabilities and in non-financial host contracts has not changed from that required by IAS 39.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

IFRS 9 *Financial Instruments* (Continued)

(b) Impairment

The adoption of IFRS 9 has fundamentally changed the Group's accounting for impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss ("ECL") approach.

IFRS 9 requires the Group to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset's original effective interest rate.

For trade receivables, the Group has applied the standard's simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group has established a provision matrix that is based on the Group's historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For other receivables included in current and non-current financial assets, the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Significant accounting policies (Continued)

***Amendments to IFRS 9 Financial Instruments* (Continued)**

(b) Impairment (Continued)

The Group considers a financial asset in default when contractual payment are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Group's debt financial assets. The increase in allowance resulted in adjustment to accumulated losses.

(c) Other adjustments

In addition to the adjustments described above, upon adoption of IFRS 9, other items of the primary financial statements such as other reserves, and non-controlling interests, were adjusted as necessary.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were consistent with those applied to the consolidated financial statements for the year ended 31 December 2017, except those due to accounting policy change disclosed above.

4. BUSINESS COMBINATION

a) Acquisition of Guizhou Huaren

In May 2017, the Company, together with Hangzhou Jinjiang Group Co., Ltd. * ("Hangzhou Jinjiang") (杭州錦江集團有限公司), Guizhou Industrial Investment Corporation* ("Guizhou Investment") (貴州產業投資(集團)有限責任公司), and Qingzhen Industrial Investment Co., Ltd. * ("Qingzhen Investment") (清鎮市工業投資有限公司), jointly established Guizhou Huaren New Material Co., Ltd.* ("Guizhou Huaren") (貴州華仁新材料有限公司). The registered capital of Guizhou Huaren is RMB1,200 million, of which the Company holds 40% of equity interest in Guizhou Huaren, Hangzhou Jinjiang holds 30%, while each of the other two shareholders holds a 15% equity interest, respectively. According to the article of association of Guizhou Huaren, the directors of the Company considered that the Company had significant influence over Guizhou Huaren, which was accounted for as an associate.

(Amounts expressed in thousands of RMB unless otherwise stated)

4. BUSINESS COMBINATION (Continued)

a) Acquisition of Guizhou Huaren (Continued)

In December 2017, the Company and Hangzhou Jinjiang entered into an acting-in-concert agreement which became effective on 1 January 2018. According to the acting-in-concert agreement, Hangzhou Jinjiang agreed to exercise the board members' and shareholder's vote in concert with the Company. Accordingly, the directors of the Company considered that the Company obtains control over Guizhou Huaren and has consolidated Guizhou Huaren's financial position and performance into the Group's consolidated financial statements since 1 January 2018.

The fair value of identifiable assets and liabilities of Guizhou Huaren at the acquisition date are as follows:

	1 January 2018 Fair value
Assets	
Property, plant and equipment	2,194,095
Intangible assets	137
Land use rights	109,320
Other current assets	353,655
Inventories	220,718
Trade and notes receivables	250
Restricted cash	324,030
Cash and cash equivalents	673,587
Liabilities	
Deferred tax liabilities	(58,299)
Interest-bearing loans and borrowings	(1,680,000)
Contract liabilities	(2,562)
Other payables and accrued expenses	(345,562)
Trade and notes payables	(464,454)
Net assets	1,324,915
Non-controlling interests	794,949
Share of net assets acquired	529,966
Goodwill	–
Satisfied by:	
Cash	–
Fair value of previously held equity interests	529,966
	529,966

(Amounts expressed in thousands of RMB unless otherwise stated)

4. BUSINESS COMBINATION (Continued)

a) Acquisition of Guizhou Huaren (Continued)

Details of the 40% equity interest held by the Company before the acquisition of Guizhou Huaren and the profit from the investment are as follows:

	1 January 2018
Initial investment cost	480,000
Share of loss accumulated under the equity method	(18,347)
Book value of the investment in 40% equity of Guizhou Huaren on the acquisition date	461,653
Fair value of the investment in 40% equity of Guizhou Huaren on the acquisition date *(Note)*	529,966
Gain on previously held equity interests remeasured at acquisition date fair value	68,313

Note: The fair value was determined by the valuation report issued by a certified public valuer.

An analysis of the cash flows in respect of the acquisition of Guizhou Huaren is as follows:

	RMB'000
Cash consideration	–
Cash and bank balances acquired	673,587
Net inflow of cash and cash equivalents included in cash flows from investing activities	673,587

(Amounts expressed in thousands of RMB unless otherwise stated)

4. BUSINESS COMBINATION (Continued)

a) Acquisition of Guizhou Huaren (Continued)

The operating results and cash flows of Guizhou Huaren since the acquisition date to 30 June 2018 are as follows:

	RMB'000
Revenue	1,946,743
Profit for the period	10,860
Net cash out flows	(221,044)

b) Acquisition of Shanxi Zhongrun

In February 2017, the Company entered into a capital injection and enlargement agreement on Shanxi China Huarun Co., Ltd.* ("Shanxi Zhongrun") (山西中鋁華潤有限公司) with Huarun (Coal) Group Co., Ltd.* ("Huarun (Coal) Group") (華潤(煤業)集團有限公司), Shanxi Xishan Coal and Electricity Power Co., Ltd.* ("Xishan Coal Electricity") (山西西山煤電股份有限公司), and Jin Energy Power Group Co., Ltd.* ("Jin Energy Power") (晉能電力集團有限公司). After the capital contribution, the registered capital of Shanxi Zhongrun is RMB500 million, of which the Company holds 40% of equity interest in Shanxi Zhongrun while each of the other three shareholders holds a 20% equity interest, respectively. The Company can appoint two out of the five directors of the board of directors. According to the article of association of Shanxi Zhongrun and the agreement, the directors of the Company considered that the Company had significant influence over Shanxi Zhongrun, which was accounted for as an associate.

In December 2017, the Company and Huarun (Coal) Group entered into an acting-in-concert agreement which was effective on 1 January 2018. According to the acting-in-concert agreement, Huarun (Coal) Group agreed to exercise the board members' and shareholder's vote in concert with the Company. Accordingly, the directors of the Company considered that the Company obtains control over Shanxi Zhongrun and has consolidated Shanxi Zhongrun's financial position and performance into the Group's consolidated financial statements since 1 January 2018.

For the six months ended 30 June 2018 (Amounts expressed in thousands of RMB unless otherwise stated)

4. BUSINESS COMBINATION (Continued)

b) Acquisition of Shanxi Zhongrun (Continued)

The fair value of identifiable assets and liabilities of Shanxi Zhongrun at the acquisition date are as follows:

	1 January 2018 Fair value
Assets	
Property, plant and equipment	2,292,483
Intangible assets	749
Other current assets	215,575
Inventories	15,473
Trade and notes receivables	4,135
Cash and cash equivalents	2,173,062
Liabilities	
Deferred tax liabilities	(41,581)
Interest-bearing loans and borrowings	(3,485,852)
Other payables and accrued expenses	(37,789)
Trade and notes payables	(13,778)
Net assets	1,122,477
Non-controlling interests	673,486
Share of net assets acquired	448,991
Goodwill	–
Satisfied by:	
Cash	–
Fair value of previously held equity interests	448,991
	448,991

(Amounts expressed in thousands of RMB unless otherwise stated)

4. BUSINESS COMBINATION (Continued)

b) Acquisition of Shanxi Zhongrun (Continued)

Details of the 40% equity interest held by the Company before the acquisition of Shanxi Zhongrun and the profit from the investment are as follows:

	1 January 2018
Initial investment cost	400,184
Share of loss accumulated under the equity method	(6,553)
Book Value of the investment in 40% equity of Shanxi Zhongrun on the acquisition date	393,631
Fair value of the investment in 40% equity of Shanxi Zhongrun on the acquisition date *(Note)*	448,991
Gain on previously held equity interests remeasured at acquisition-date fair value	55,360

Note: The fair value was determined by the valuation report issued by a certified public valuer.

An analysis of the cash flows in respect of the acquisition of Shanxi Zhongrun is as follows:

	RMB'000
Cash consideration	–
Cash and bank balances acquired	2,173,062
Net inflow of cash and cash equivalents included in cash flows from investing activities	2,173,062

4. BUSINESS COMBINATION (Continued)

b) Acquisition of Shanxi Zhongrun (Continued)

The operating results and cash flows of Shanxi Zhongrun since the acquisition date to 30 June 2018 are as follows:

	RMB'000
Revenue	5,605
Profit for the period	132
Net cash out flows	(406,530)

* The English names represent the best effort made by management of the Group in translating their Chinese names as the companies do not have any official English names.

5. REVENUE AND SEGMENT INFORMATION

(a) Revenue from contracts with customers

	For the six months ended 30 June	
	2018	2017 (Restated)
Sale of goods (net of value-added tax)	**80,614,849**	90,418,650
Other revenue	**1,441,264**	1,002,411
	82,056,113	91,421,061

Other revenue primarily includes revenue from the sale of scrap and other materials, and the supply of heat and water.

Timing of revenue recognition

Substantially all revenue is recognised at a point of time when control of the asset is transferred to the customer, generally on delivery of the assets. The group has insignificant service revenue which is recognised over time when the customer concurrently receives and consumes the benefits as the group performs.

(b) Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

The presidents consider the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating segments.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the presidents is consistent with that applied to the consolidated financial statements for the year ended 31 December 2017. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina and metal gallium.

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

- The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

- The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

- Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2018						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	21,268,394	26,516,282	63,648,022	3,453,451	358,071	(33,188,107)	82,056,113
Intersegment revenue	(13,887,618)	(6,688,430)	(12,489,119)	(48,248)	(74,692)	33,188,107	–
Sales of self-produced products			10,033,191				
Sales of products sourced from external suppliers			41,125,712				
Revenue from external customers	7,380,776	19,827,852	51,158,903	3,405,203	283,379	–	82,056,113
Segment profit/(loss) before income tax	1,915,464	198,686	327,562	170,586	(707,705)	23,956	1,928,549
Income tax expense							(567,836)
Profit for the period							1,360,713

(Amounts expressed in thousands of RMB

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2018						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	31,663	27,422	58,062	5,030	66,166	–	188,343
Finance costs	(168,188)	(610,815)	(193,883)	(544,455)	(832,447)	–	(2,349,788)
Share of profits and losses of joint ventures	(32,922)	–	3,679	(107,694)	22,303	–	(114,634)
Share of profits and losses of associates	–	668	11,898	(60,240)	40,337	–	(7,337)
Amortisation of land use rights	(20,591)	(19,875)	(9,026)	(3,647)	–	–	(53,139)
Depreciation and amortisation excluding the amortisation of land use rights	(1,358,119)	(1,530,546)	(41,568)	(867,299)	(39,716)	–	(3,837,248)
Gain/(loss) on disposal of property, plant and equipment	8,341	25,377	(2,092)	680	(2,347)	–	29,959
Changes in fair value gains and losses	(305)	–	69,885	–	–	–	69,580
Other income	279,036	252,278	12,994	42,491	6,086	–	592,885
Change for impairment of inventories	4,038	9,235	(44,462)	(5,869)	–	–	(37,058)
(Provision for)/Reversal of impairment of receivables, net of bad debts recovered	(1,516)	1,244	(5,994)	(13,134)	–	–	(19,400)
Gain on dividends of financial assets at fair value through other comprehensive income	–	–	–	–	54,420	–	54,420

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2017(Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	18,938,462	20,247,999	76,551,066	2,765,748	304,200	(27,386,414)	91,421,061
Intersegment revenue	(13,000,224)	(4,485,091)	(9,640,827)	(205,136)	(55,136)	27,386,414	–
Sales of self-produced products			12,226,561				
Sales of products sourced from external suppliers			54,683,678				
Revenue from external customers	5,938,238	15,762,908	66,910,239	2,560,612	249,064	–	91,421,061
Segment profit/(loss) before income tax	1,696,621	60,522	340,643	27,868	(683,301)	136,605	1,578,958
Income tax expense							(348,453)
Profit for the period							1,230,505

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2017 (Restated)						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	116,892	18,929	102,921	15,967	137,543	–	392,252
Finance costs	(445,196)	(451,155)	(178,565)	(476,153)	(909,167)	–	(2,460,236)
Share of profits/(losses) of joint ventures	29,690	–	(361)	(80,230)	131,798	–	80,897
Share of profits/(losses) of associates	–	–	1,488	(38,451)	52,369	–	15,406
Amortisation of land use rights	(23,085)	(6,915)	(16)	(2,346)	(10,806)	–	(43,168)
Depreciation and amortisation excluding the amortisation of land use rights	(1,413,711)	(1,151,297)	(39,020)	(690,989)	(97,328)	–	(3,392,345)
Gain/(loss) on disposal of property, plant and equipment	11,238	55,473	(11)	42	(243)	–	66,499
Changes in fair value gains and (losses)	–	(2,243)	(41,114)	–	(20,117)	–	(63,474)
Other income	90,715	48,230	1,500	12,004	7,659	–	160,108
Change for impairment of inventories	19,954	–	(583)	–	–	–	19,371
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	6,006	–	–	(3,942)	–	–	2,064
Gain on disposal and dividends of available for sale financial asset	–	–	–	–	46,520	–	46,520

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	For the six months ended 30 June 2018						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	95	781	32	341	61	–	1,310
Land use rights	2,993	623	53	715	–	–	4,384
Property, plant and equipment *(Note)*	626,711	1,995,483	177,287	236,912	99,321	–	3,135,714

	For the six months ended 30 June 2017						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	–	33	–	20	45	–	98
Land use rights	–	–	–	–	6,060	–	6,060
Investment properties	–	–	–	–	2,068	–	2,068
Property, plant and equipment	1,177,180	3,820,971	29,703	449,388	176,515	–	5,653,757

Note: The additions in property, plant and equipment under the sale and leaseback contracts are not included.

(Amounts expressed in thousands of RMB

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Total
As at 30 June 2018						
Segment assets	69,252,665	64,158,858	21,809,211	40,448,667	41,184,469	236,853,870
Reconciliation:						
Elimination of intersegment receivables						(33,565,557)
Other elimination						(219,569)
Unallocated:						
Deferred tax assets						1,620,950
Prepaid income tax						1,486
Total assets						204,691,180
Segment liabilities	30,621,689	40,047,289	16,023,247	27,624,805	54,394,253	168,711,283
Reconciliation:						
Elimination of intersegment payables						(33,565,557)
Unallocated:						
Deferred tax liabilities						1,084,601
Income tax payable						329,910
Total liabilities						136,560,237

For the six months ended 30 June 2018 (Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Total
As at 31 December 2017						
Segment assets	69,657,926	51,996,432	18,576,192	40,249,776	48,271,025	228,751,351
Reconciliation:						
Elimination of intersegment receivables						(30,077,354)
Other elimination						(194,763)
Unallocated:						
Deferred tax assets						1,602,825
Prepaid income tax						64,557
Total assets						200,146,616
Segment liabilities	33,106,617	29,811,892	13,063,870	27,504,055	60,019,710	163,506,144
Reconciliation:						
Elimination of intersegment payables						(30,077,354)
Unallocated:						
Deferred tax liabilities						993,742
Income tax payable						210,205
Total liabilities						**134,632,737**

(Amounts expressed in thousands of RMB unless otherwise stated)

5. REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the six months ended 30 June	
	2018	2017 (Restated)
Segment revenue from external customers		
– Mainland China	**78,255,311**	87,680,174
– Outside of Mainland China	**3,800,802**	3,740,887
	82,056,113	91,421,061

	30 June 2018	31 December 2017
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**130,424,832**	127,621,039
– Outside of Mainland China	**429,423**	384,089
	130,854,255	128,005,128

For the six months ended 30 June 2018, revenue of approximately RMB14,229 million (for the six months ended 30 June 2017: RMB19,043 million) was derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. The revenue was mainly attributable to the alumina, primary aluminum, energy and trading segments. There is no other individual customer with transactions contributed to more than 10% of the Group's revenue during the six months ended 30 June 2018 (for the six months ended 30 June 2017: nil).

(Amounts expressed in thousands of RMB unless otherwise stated)

6. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

	Intangible assets					
	Goodwill	Mining rights	Mineral exploration rights	Computer software and others	Total	Property, plant and equipment
Net book amounts as at 1 January 2018	2,345,930	7,073,798	1,119,533	113,914	10,653,175	96,096,715
Additions *(Note)*	–	–	–	1,310	1,310	3,894,730
Reclassification	–	31,440	(31,440)	–	–	–
Disposals *(Note)*	–	–	–	–	–	(1,230,746)
Acquisition of subsidiaries	–	–	–	886	886	4,486,578
Transfer from property, plant and equipment to intangible assets	–	–	–	218,356	218,356	(218,356)
Transfer from property, plant and equipment to land use right	–	–	–	–	–	(76,773)
Amortisation and depreciation	–	(122,214)	–	(15,657)	(137,871)	(3,628,043)
Impairment loss	–	–	–	–	–	(389)
Currency translation differences	189	1,287	2,466	–	3,942	83
Net book amounts As at 30 June 2018	2,346,119	6,984,311	1,090,559	318,809	10,739,798	99,323,799

Note:

The disposals and additions of property, plant and equipment include the disposals under sale and finance leaseback contracts entered into during the period amounting to RMB828 million, and additions under the sale and leaseback contracts in the period amounting to RMB759 million.

As at 30 June 2018, the Group pledged mining rights and mineral exploration rights at a net book value amounting to RMB1,098 million (31 December 2017: RMB1,112 million) for bank and other borrowings as set out in note 11(a).

As at 30 June 2018, the Group pledged property, plant and equipment at a net book value amounting to RMB5,419 million (31 December 2017: RMB5,799 million) for bank and other borrowings as set out in note 11(a).

(Amounts expressed in thousands of RMB unless otherwise stated)

7. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	Associates
As at 1 January 2018	6,007,624	6,935,030
Associates changed into a subsidiaries	–	(855,284)
Share of profits and losses for the period	(114,634)	(7,337)
Disposal	–	(32,720)
Share of changes in reserves	10,273	5,949
Cash dividends declared	(663)	–
As at 30 June 2018	5,902,600	6,045,638

8. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME FOR 2018 AND AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS FOR 2017

	30 June 2018	31 December 2017
Non-current portion		
Stated at fair value		
Listed equity investments	**8,785**	9,701
Unlisted equity	**1,917,365**	1,848,000
	1,926,150	1,857,701
Stated at cost		
Unlisted equity investments	**–**	73,211
Less: provision for impairment	**–**	(2,711)
	–	70,500
	1,926,150	1,928,201

The gross loss in respect of the Group's financial assets at fair value through other comprehensive incomes recognised in other comprehensive income amounted to RMB17 million (for the six months ended 30 June 2017: the gross gain amounted to RMB3 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

9. TRADE AND NOTES RECEIVABLES

	30 June 2018	31 December 2017
Trade receivables	**6,691,767**	4,794,017
Less: provision for impairment of receivables	**(580,233)**	(482,020)
	6,111,534	4,311,997
Notes receivable	**3,128,744**	3,714,212
	9,240,278	8,026,209

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payments. In some cases, credit terms are extended for qualifying long-term customers that have met specific credit requirements. As at 30 June 2018, the ageing analysis of trade and notes receivables was as follows:

	30 June 2018	31 December 2017
Within 1 year	**7,687,032**	6,320,428
Between 1 and 2 years	**740,249**	505,493
Between 2 and 3 years	**170,079**	336,019
Over 3 years	**1,223,151**	1,346,289
	9,820,511	8,508,229
Less: provision for impairment of receivables	**(580,233)**	(482,020)
	9,240,278	8,026,209

As at 30 June 2018, the Group had pledged notes receivables amounting to RMB112 million (31 December 2017: trade receivables amounting to RMB22 million and notes receivables amounting to RMB82 million) for bank and other borrowings as set out in note 11(a).

(Amounts expressed in thousands of RMB unless otherwise stated)

10. SHARE CAPITAL AND CAPITAL RESERVES

	Number of shares in issue		Share	Share	Other
	A shares	H shares	capital	premium	capital reserves
At 31 December 2017 and 1 January 2018	10,959,832	3,943,966	14,903,798	18,616,551	952,878
Release of deferred government subsidies	–	–	–	–	2,200
Equity exchange arrangement *(Note (a))*	–	–	–	–	10,735,214
Acquisition of non-controlling interests	–	–	–	(57)	–
Capital injection from non-controlling shareholders	–	–	–	78,271	–
Restructure of subsidiaries	–	–	–	(77,512)	–
At 30 June 2018	10,959,832	3,943,966	14,903,798	18,617,253	11,690,292

Note (a): On 31 January 2018, the Company and eight investors, including Huarong Ruitong Equity Investment Management Co., Ltd. (華融瑞通股權投資管理有限公司), China Life Insurance Co., Ltd. (中國人壽保險股份有限公司), Shenzhen Zhao Ping Aluminum Investment Center (limited partnership) (深圳市招平中鋁投資有限(有限合夥)), China Pacific Life Insurance Co., Ltd. (中國太平洋人壽保險股份有限公司), China Cinda Asset Management Co., Ltd. (中國信達資產管理股份有限公司), BOC Financial Asset Investment Co, Ltd. (中銀金融資產投資有限公司), ICBC Financial Asset Investment Co., Ltd. (工銀金融資產投資有限公司) and ABC Financial Asset Investment Co., Ltd. (農銀金融資產投資有限公司) (collectively called "Transferors") entered into the equity acquisition agreements, pursuant to which, the Company agreed to acquire and the Transferors agreed to sell, the Transferors' non-controlling equity interests in Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining (collectively called the "Target Companies"), at a consideration, which is determined at the fair value of the non-controlling interests in the Target Companies of approximately RMB12.7 billion, which will be settled by the Company through issuance of a total of approximately 2.1 billion consideration shares at an agreed issue price of RMB6.00 per share to the Transferors. Upon signing the equity acquisition agreements, together with the investment agreements and debt to equity swap agreements signed in 2017, the Transferors effectively surrendered their non-controlling interests in the Target Companies, which included the rights to profit or loss, voting rights and other shareholder rights of the Target Companies to the Group. Consequently the carrying values of the Transferors' non-controlling interests in the Target Companies of RMB10.7 billion were derecognised, and were transferred to capital reserve of the Group.

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INTEREST-BEARING LOANS AND BORROWINGS

	30 June 2018	31 December 2017
Long-term loans and borrowings		
Finance lease payable *(Note 12)*	**5,237,891**	5,607,570
Bank and other loans		
– Secured *(Note (a))*	**14,856,130**	14,716,175
– Guaranteed	**3,678,467**	3,191,277
– Unsecured	**27,882,332**	22,575,882
	46,416,929	40,483,334
Medium-term notes and bonds, long-term bonds and private placement notes *(Note b)*	**6,692,751**	15,696,961
Total long-term loans and borrowings	**58,347,571**	61,787,865
Current portion of finance lease payable *(Note 12)*	**(1,878,909)**	(2,115,644)
Current portion of medium-term notes and bonds, long-term bonds and private placement notes	**(1,499,706)**	(12,492,378)
Current portion of long-term bank and other loans	**(4,754,908)**	(6,890,140)
Non-current portion of long-term loans and borrowings	**50,214,048**	40,289,703

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	30 June 2018	31 December 2017
Short-term loans and borrowings		
Gold leasing arrangements	**3,543,821**	6,818,393
Bank and other loans		
– Secured *(Note (a))*	**1,340,070**	1,292,000
– Guaranteed	**270,000**	150,000
– Unsecured	**36,183,872**	29,392,442
	37,793,942	30,834,442
Short-term bonds, unsecured *(Note (b))*	**3,562,599**	3,601,573
Total short-term loans and borrowings	**44,900,362**	41,254,408
Current portion of finance lease payable (note 12)	**1,878,909**	2,115,644
Current portion of medium-term notes and bonds, long-term bonds and private placement notes	**1,499,706**	12,492,378
Current portion of long-term bank and other loans	**4,754,908**	6,890,140
Total short-term loans and borrowings and current portion of long-term loans and borrowings	**53,033,885**	62,752,570

(Amounts expressed in thousands of RMB unless otherwise stated)

11. INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note:

(a) Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2018, a summary of these pledged assets was as follows:

	30 June 2018	31 December 2017
Property, plant and equipment (Note 6)	**5,419,160**	5,799,013
Land use rights	**355,741**	176,914
Intangible assets (Note 6)	**1,098,125**	1,111,705
Notes receivable (Note 9)	**112,000**	82,125
Trade receivables (Note 9)	**–**	22,000
	6,985,026	7,191,757

As at 30 June 2018, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB1,123 million (31 December 2017: RMB997 million) and the non-current portion of long-term loans and borrowings amounting to RMB10,844 million (31 December 2017: RMB10,935 million) were secured by the Group's contractual right to charge users for electricity generated in the future.

As at 30 June 2018, the current portion of long-term loans and borrowings amounting to RMB1,652 million (31 December 2017: RMB10 million) and the non-current portion of long-term loans and borrowings amounting to RMB0 million (31 December 2017: RMB1,647 million) were secured by the Company's investment in a 70.82% owned subsidiary, Chalco Ningxia Energy Group Co., Ltd..

(b) Issuance of short-term bonds and medium-term notes

On 19 January 2018, the Company completed an issuance of short-term bonds with total consideration of RMB3 billion at par value of RMB100.00 per unit which will be matured in July 2018 for working capital needs and repayment of bank borrowings. The fixed annual interest rate of these bonds is 4.70%.

On 22 March 2018, the Company completed an issuance of medium-term notes with total consideration of RMB2 billion at par value of RMB100.00 per unit which will be matured in March 2021 for working capital needs and repayment of bank borrowings. The fixed annual interest rate of these notes is 5.50%.

(Amounts expressed in thousands of RMB

12. FINANCE LEASE PAYABLE

The Group sold and leased back certain machineries under finance lease with the lease term of one to five years.

At 30 June 2018, the total future minimum lease payments under finance lease and their present values were as follows:

	Minimum lease payments		Present value of minimum lease payments	
	30 June 2018	31 December 2017	**30 June 2018**	31 December 2017
Amounts payable:				
Within one year	**2,137,745**	2,371,917	**1,878,909**	2,115,644
In the second year	**2,893,459**	1,762,618	**2,752,606**	1,606,571
In the third to fifth years, inclusive	**631,882**	1,890,329	**606,376**	1,817,506
Over five years	**–**	73,603	**–**	67,849
Total minimum finance lease payments	**5,663,086**	6,098,467	**5,237,891**	5,607,570
Future finance charges	**(425,195)**	(490,897)		
Total net finance lease payables (Note 11)	**5,237,891**	5,607,570		
Portion classified as current liabilities (Note 11)	**(1,878,909)**	(2,115,644)		
Non-current portion	**3,358,982**	3,491,926		

(Amounts expressed in thousands of RMB unless otherwise stated)

13. TRADE AND NOTES PAYABLES

	30 June 2018	31 December 2017
Trade payables	**9,224,410**	7,751,911
Notes payable	**6,337,430**	4,570,059
	15,561,840	12,321,970

As at 30 June 2018, the ageing analysis of trade and notes payables was as follows:

	30 June 2018	31 December 2017
Within 1 year	**14,946,463**	11,710,641
Between 1 and 2 years	**334,166**	199,121
Between 2 and 3 years	**62,886**	201,919
Over 3 years	**218,325**	210,289
	15,561,840	12,321,970

The trade and notes payables are non-interest-bearing and are normally settled within one year. The trade payables over one year are mainly outstanding purchase payments.

(Amounts expressed in thousands of RMB

14. PROFIT BEFORE INCOME TAX

The Group's profit/(loss), before tax is arrived at after charging:

	For the six months ended 30 June	
	2018	2017 (Restated)
Purchase of inventories in relation to trading activities	**40,432,268**	53,889,616
Raw materials and consumables used and changes of inventories	**18,006,787**	18,250,930
Power and utilities	**8,268,353**	6,900,806
Depreciation and amortisation	**3,890,387**	3,435,513
Employee benefit expenses	**3,183,577**	2,798,317
Repair and maintenance	**819,411**	624,601
Transportation expenses	**786,129**	923,392
Logistic cost	**732,562**	554,740
Taxes other than income tax expense *(Note)*	**480,018**	418,076
Rental expenses for land use rights and buildings	**79,131**	63,938
Packaging expenses	**127,983**	126,367
Research and development expenses	**135,582**	28,915

Note: Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

(Amounts expressed in thousands of RMB unless otherwise stated)

15. OTHER INCOME AND GAINS, NET

(a) Other income

For the six months ended 30 June 2018, government grants amounting to RMB593 million (for the six months ended 30 June 2017 (restated): RMB160 million) were recognised as income for the period to compensate for the Group's certain costs incurred and business developments. There are no unfulfilled conditions or contingencies attached to the grants.

(b) Other gains, net

	For the six months ended 30 June	
	2018	2017 (Restated)
Gain on previously held equity interest remeasured at acquisition-date-fair value	**123,673**	–
Loss on disposal of investments in an associate	**(1,904)**	–
Gain on disposal and dividends of financial assets at fair value through other comprehensive income	**54,420**	46,520
Gain on disposal of a subsidiary	**–**	3,524
Realised gain on futures, forward and option contracts, net *(Note)*	**53,376**	8,523
Unrealised gain/(losses) on futures, forward and option contracts, net *(Note)*	**69,580**	(63,474)
Gain on disposal of property, plant and equipment, net	**29,959**	66,499
Compensation on land requisition	**171,000**	–
Others	**(20,106)**	19,100
	479,998	80,692

Note: None of these futures, forward and option contracts are designated as contracts under hedge accounting.

(Amounts expressed in thousands of RMB unless otherwise stated)

16. FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the six months ended 30 June	
	2018	2017 (Restated)
Interest income	**(188,343)**	(392,252)
Interest expense	**2,486,026**	2,510,332
Less: interest expense capitalised in property, plant and equipment	**(253,188)**	(210,237)
Interest expense, net of capitalised interest	**2,232,838**	2,300,095
Amortisation of unrecognised finance expenses	**116,508**	140,768
Exchange loss, net	**442**	19,373
Finance costs	**2,349,788**	2,460,236
Finance costs, net	**2,161,445**	2,067,984
Capitalisation rates during the period	**4.35% to 6.30%**	4.54% to 6.40%

17. INCOME TAX EXPENSE

	For the six months ended 30 June	
	2018	2017
Current income tax expense		
– PRC enterprise income tax	**(594,722)**	(393,310)
Deferred income tax expense	**26,886**	44,857
	(567,836)	(348,453)

18. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

Basic earnings per share amount was calculated by dividing the adjusted profit attributable to ordinary equity holders of the parent by the weighted average number of shares in issue during the period.

For the purpose of calculating basic earnings per share, the Group adjusted (i) the profit attributable to owners of the parent for the after-tax amounts of cumulative distribution reserved for the period of other equity instruments, which were issued by the Group and classified as equity instrument, and (ii) weighted average effect of the shares to be issued as a consideration to acquire the non-controlling interests as disclosed in note 10 (a).

(Amounts expressed in thousands of RMB

18. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

	For the six months ended 30 June	
	2018	2017 (Restated)
Profit attributable to owners of the parent *(RMB)*	**848,336,676**	736,876,643
Other equity instruments' distribution	**(54,547,945)**	(54,547,945)
Profit attributable to ordinary equity holders of the parent *(RMB)*	**793,788,731**	682,328,698
Shares		
Weighted average number of ordinary shares in issue	**14,903,798,236**	14,903,798,236
Effect of equity exchange arrangement (Note 10(a))	**1,764,400,667**	–
Weighted average ordinary shares in issue	**16,668,198,903**	14,903,798,236
Diluted earnings per share *(RMB)*	**0.0476**	0.0458

19. DIVIDENDS

The board of directors of the Company did not recommend the distribution of an interim dividend for the six months ended 30 June 2018 (for the six months ended 30 June 2017: nil).

For the six months ended 30 June 2018 (Amounts expressed in thousands of RMB unless otherwise stated)

20. NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

	Notes	For the six months ended 30 June **2018**	2017 (Restated)
Cash flows generated from operating activities			
Profit before income tax		**1,928,549**	1,578,958
Adjustments for:			
Share of profits and losses of joint ventures	7	**114,634**	(80,897)
Share of profits and losses of associates	7	**7,337**	(15,406)
Depreciation of property, plant and equipment	6	**3,628,043**	3,194,674
Depreciation of investment properties		**10,342**	4,551
Gain on disposal of property, plant and equipment, net	15	**(29,959)**	(66,499)
Impairment loss of property, plant and equipment		**389**	–
Amortisation of intangible assets	6	**137,871**	132,194
Amortisation of land use rights		**53,139**	43,168
Amortisation of prepaid expenses		**60,992**	60,926
Realised and unrealised (gains)/losses on futures, option and forward contracts	15	**(122,956)**	54,951
Gain on disposal of a subsidiary	15	**–**	(3,524)
Loss on disposal of investments in an associate	15	**1,904**	–
Gain on previously held equity interest remeasured at acquisition-date fair value	15	**(123,673)**	–
Gain on disposal and dividends of financial assets at fair value through other comprehensive income	15	**(54,420)**	(46,520)
Amortisation of government grants related assets		**(73,351)**	(92,575)
Interest income		**–**	(70,952)
Finance costs	16	**2,349,788**	2,460,236
Gain on short-term investments and others		**–**	(2,329)
Changes in special reserves		**56,184**	86,327
Others		**(8,475)**	(16,651)
		7,936,338	7,220,632

(Amounts expressed in thousands of RMB unless otherwise stated)

20. NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES (CONTINUED)

	For the six months ended 30 June	
	2018	2017 (restated)
Cash flows generated from operating activities (continued)		
Changes in working capital:		
Increase in inventories	**(2,216,464)**	(2,376,945)
Increase in trade and notes receivables	**(2,457,066)**	(1,293,798)
Decrease in other current assets	**286,397**	615,236
Increase in restricted cash	**(291,077)**	(139,639)
Decrease/(Increase) in other non-current assets	**23,483**	(136,938)
Increase in trade and notes payables	**2,773,085**	1,671,263
Increase in other payables, accrued expenses and contract liabilities	**1,112,467**	352,096
Decrease in other non-current liabilities	**(12,760)**	(12,166)
Cash generated from operations	**7,154,403**	5,899,741
PRC enterprise income tax paid	**(411,946)**	(537,521)
Net cash flows generated from operating activities	**6,742,457**	5,362,220
Major non-cash transactions of investing activities and financing activities		
Capital injection in an associate and a joint venture by non-cash assets	–	167,250
Endorsement of notes receivable for settlement of purchase of property, plant and equipment	**1,157,412**	124,700
Payables settled by receivables	**–**	43,061

(Amounts expressed in thousands of RMB unless otherwise stated)

21. COMMITMENTS

(a) Capital commitments of property, plant and equipment

	30 June 2018	31 December 2017
Contracted, but not provided for	**2,945,382**	2,967,541

(b) Commitments under operating leases

The future aggregate minimum lease payments as at 30 June 2018 pursuant to non-cancellable lease agreements entered into by the Group were summarised as follows:

	30 June 2018	31 December 2017
Within one year	**474,764**	658,574
In the second to fifth years, inclusive	**1,695,972**	2,112,800
After five years	**11,575,298**	12,544,108
	13,746,034	15,315,482

(c) Other capital commitments

As at 30 June 2018, the Group was committed to make capital contributions to its joint ventures and associates as follows:

	30 June 2018	31 December 2017
Joint ventures	**–**	–
Associates	**54,800**	374,800
	54,800	374,800

(Amounts expressed in thousands of RMB unless otherwise stated)

21. COMMITMENTS (CONTINUED)

(c) Other capital commitments (Continued)

Note: In June 2018, the Company and Aluminum Corporation of China entered into the joint venture contract to set up Chinalco Overseas Development Co. LTD ("中鋁海外發展有限公司"). According to the agreement, the Company committed to contribute RMB500 million capital. As of June 30 2018, the joint venture was not set up yet.

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a) Significant related party transactions

	For the six months ended 30 June	
	2018	2017 (Restated)
Sales of goods and services rendered:		
Sales of materials and finished goods to:		
Chinalco and its subsidiaries	**5,715,311**	5,311,642
Associates of Chinalco	**267,328**	366,804
Joint ventures of Chinalco	**39,723**	–
Joint ventures	**2,535,571**	619,480
Associates	**301,568**	242,691
	8,859,501	6,540,617
Provision of utility services to:		
Chinalco and its subsidiaries	**309,735**	432,719
Associates of Chinalco	**–**	3,997
Joint ventures of Chinalco	**830**	–
Joint ventures	**127,783**	67,594
Associates	**6,468**	–
	444,816	504,310

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2018	2017 (Restated)
Sales of goods and services rendered: (Continued)		
Provision of engineering, construction and supervisory services to:		
Chinalco and its subsidiaries	**45,977**	51,720
Joint ventures	**–**	2,428
	45,977	54,148
Rental revenue of land use rights and buildings from:		
Chinalco and its subsidiaries	**18,691**	17,222
Joint ventures	**703**	–
	19,394	17,222

(Amounts expressed in thousands of RMB

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2018	2017 (Restated)
Purchases of goods and services:		
Purchases of engineering, construction and supervisory services from:		
Chinalco and its subsidiaries	**1,175,173**	1,024,075
Purchases of key and auxiliary materials, equipment and finished goods from:		
Chinalco and its subsidiaries	**1,432,673**	1,591,236
Joint ventures	**4,293,003**	2,813,027
Joint ventures of Chinalco	**620,998**	–
	6,346,674	4,404,263

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2018	2017 (Restated)
Purchases of goods and services: (Continued)		
Provision of social services and logistics services by:		
Chinalco and its subsidiaries	**153,704**	147,530
Provision of utility services by:		
Chinalco and its subsidiaries	**524,763**	602,062
Joint ventures	**–**	1,607
Joint ventures of Chinalco	**59,395**	–
	584,158	603,669
Provision of other services by:		
A Joint Venture	**132,731**	174,157
Rents for land use rights and buildings charged by:		
Chinalco and its subsidiaries	**222,069**	231,080

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	For the six months ended 30 June	
	2018	2017
Other significant related party transactions:		
Borrowings from a subsidiary of Chinalco	**2,650,100**	2,555,000
Interest expenses on borrowings and discounted notes from subsidiaries of Chinalco	**81,425**	83,373
Entrusted loans and other borrowings to:		
Joint ventures	**–**	500,000
Interest income on entrusted loans and other borrowings to:		
Joint ventures	**–**	13,690
Proceeds from sales of property, plant and equipment under sale and finance leaseback contracts:		
A subsidiary of Chinalco	**225,080**	200,000
Finance lease payments under sale and leaseback contracts:		
A subsidiary of Chinalco	**225,095**	200,036
Disposal of assets to:		
A subsidiary of Chinalco	**5,813**	–
A joint venture	**–**	44,804
	5,813	44,804

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

Other transactions with related parties

As at 30 June 2018, the financial guarantees provided by the Group to a joint venture were RMB18 million (31 December 2017: RMB18 million).

For the six months ended 30 June 2018, the notes receivable discounted to a subsidiary of Chinalco were RMB1,249 million (for the six months ended 30 June 2017: RMB45 million).

Sale and leaseback transaction with a related party

During the period, the Group entered into several sale and leaseback contracts with Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司), a subsidiary of Chinalco, under which certain property, plant and equipment were sold and leased back for total proceeds amounting to RMB225 million. The lease term was 4 years with purchase right at the end of the leases at prices lower than the fair values of the assets. In the opinion of the directors of the Company, the above sale and leaseback constitute finance leases.

Finance lease transaction with a related party

During the period, the Group entered into one finance lease contract with Chinalco Financial Leasing Co., Ltd. (中鋁融資租賃有限公司), a subsidiary of Chinalco, amounting to RMB112 million.

(Amounts expressed in thousands of RMB

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

For the six months ended 30 June 2018, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively "State-owned Enterprises" ("SOEs")) (excluding Chinalco and its subsidiaries) constituted a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and loans and borrowings as at 30 June 2018 and the relevant interest earned or paid during the period were transacted with banks and other financial institutions which are also SOEs. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

(b) Key management personnel compensation

	For the six months ended 30 June	
	2018	2017
Fees	**354**	377
Basic salaries, housing fund, other allowances and benefits in kind	**2,058**	1,840
Pension costs – defined contribution schemes *(Note)*	**144**	121
	2,556	2,338

Note: The Group provides pension to key management personnel in accordance with the regulations of the relevant PRC government authorities.

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties

Other than those disclosed elsewhere in the interim condensed consolidated financial statements, the outstanding balances with related parties as at 30 June 2018 were as follows:

	30 June 2018	31 December 2017
Cash and cash equivalents		
A subsidiary of Chinalco	**7,983,024**	7,679,806
Trade and notes receivables		
Chinalco and its subsidiaries	**1,188,606**	1,475,477
Associates of Chinalco	**68,000**	2,000
Joint ventures	**904,453**	591,488
Associates	**86,242**	96,574
Provision for impairment of receivables	**(78,327)**	(78,388)
	2,168,974	2,087,151
Current financial assets at amortised cost		
Chinalco and its subsidiaries	**620,264**	–
Joint ventures	**1,583,068**	–
Associates	**28,972**	–
Provision for impairment of other current assets	**(48,166)**	–
	2,184,138	–
Other current assets		
Chinalco and its subsidiaries	**2,534**	623,254
Joint vestures	**73,843**	1,737,644
Associates	**393**	1,132,138
Provision for impairment of other current assets	**–**	(48,166)
	76,770	3,444,870
Non-current financial assets at amortised cost and other non-current asset		
Associates	**111,845**	111,845
A joint venture	**87,800**	97,103
	199,645	208,948

(Amounts expressed in thousands of RMB unless otherwise stated)

22. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (Continued)

	30 June 2018	31 December 2017
Interest-bearing loans and borrowings		
Subsidiaries of Chinalco	**3,049,150**	3,329,807
Joint ventures	**–**	190,000
	3,049,150	3,519,807
Trade and notes payables		
Chinalco and its subsidiaries	**355,552**	331,682
Joint ventures	**753,883**	413,533
Associates	**10,726**	7,222
	1,120,161	752,437
Other payables, accrued expenses and contract liabilities		
Chinalco and its subsidiaries	**1,627,694**	2,652,249
Associates of Chinalco	**2,905**	5,030
Joint ventures	**39,356**	101,828
Associates	**297,528**	218,560
	1,967,483	2,977,667

As at 30 June 2018, included in long-term loans and borrowings and short-term loans and borrowings were borrowings payable to other state-owned enterprises amounting to RMB41,662 million (31 December 2017: RMB33,755 million) and RMB41,326 million (31 December 2017: RMB42,648 million), respectively.

All the balances were unsecured except for loans and borrowings, and the entrusted loans, and all the balances were interest-free except for loans and borrowings, and receivables arising from disposal of subsidiaries, business and assets.

(d) Commitments with related parties

As at 30 June 2018, except for the other capital commitments disclosed in note 21(c) to these financial statements, the Group had no significant commitments with other related parties.

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT

23.1 Financial risk management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2017.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to the last year end, there was no material change in the status of credit risk.

(b) Market risk

The Group's market risk mainly relates to the foreign currency risk, interest rate risk and commodity price risk. There have been no changes in the risk management department or in any risk management policies since the last year end. Compared to the last year end, there was no material change in the status of market risk.

(c) Liquidity risk

As at 30 June 2018, the Group had total banking facilities of approximately RMB183,483 million, of which amounts totalling RMB76,566 million have been utilised as at 30 June 2018. Banking facilities of approximately RMB88,946 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

(Amounts expressed in thousands of RMB

23. FINANCIAL RISK MANAGEMENT (CONTINUED)

23.1 Financial risk management (Continued)

(c) Liquidity risk (Continued)

The table below is the analysis of the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 30 June 2018					
Finance lease payables, including current portion	2,137,745	2,893,459	631,882	–	5,663,086
Long-term bank and other loans, including current portion	4,754,908	4,235,019	16,302,794	21,124,208	46,416,929
Medium-term notes and bonds, including current portion	1,500,000	3,215,000	2,000,000	–	6,715,000
Short-term bonds	3,500,000	–	–	–	3,500,000
Gold leasing arrangement	3,543,821	–	–	–	3,543,821
Short-term bank and other loans	37,793,942	–	–	–	37,793,942
Interest payables for borrowings	4,952,833	2,527,529	4,785,822	1,111,563	13,377,747
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,261,856	–	–	–	8,261,856
Financial liabilities included in other non-current liabilities *(Note)*	–	108,013	139,580	609,134	856,727
Trade and notes payables	15,561,840	–	–	–	15,561,840
	82,006,945	12,979,020	23,860,078	22,844,905	141,690,948

Note: As at 30 June 2018, the carrying value of financial liabilities included in other non-current liabilities was RMB823 million (31 December 2017: RMB769 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT (CONTINUED)

23.2 Financial instruments

Fair values

Set out below are the carrying amounts and fair values of financial instruments as at 30 June 2018:

	Carrying amount	Fair value
Financial assets		
Current		
Trade and notes receivables	9,240,278	9,240,278
Financial assets at fair value through profit or loss	30,998	30,998
Restricted cash and time deposits	3,535,424	3,535,424
Cash and cash equivalents	24,476,801	24,476,801
Current financial assets at amortized cost	5,126,215	5,126,215
	42,409,716	42,409,716
Non-current		
Financial assets at fair value through other comprehensive income	1,926,150	1,926,150
Non-Current financial assets at amortized cost	252,057	229,716
	2,178,207	2,155,866
	44,587,923	44,565,582

(Amounts expressed in thousands of RMB

23. FINANCIAL RISK MANAGEMENT (CONTINUED)

23.2 Financial instruments (Continued)

Fair values (Continued)

Set out below are the carrying amounts and fair values of financial instruments as at 30 June 2018 (Continued):

	Carrying amount	Fair value
Financial liabilities		
Current		
Financial liabilities at fair value through profit or loss	48,010	48,010
Interest-bearing loans and borrowings	53,033,885	53,033,885
Financial liabilities included in other payables and accrued expenses	8,769,409	8,769,409
Trade and notes payables	15,561,840	15,561,840
	77,413,144	77,413,144
Non-current		
Interest-bearing loans and borrowings	50,214,048	49,394,568
Financial liabilities included in other non-current liabilities	822,714	704,502
	51,036,762	50,099,070
	128,449,906	127,512,214

(Amounts expressed in thousands of RMB unless otherwise stated)

23. FINANCIAL RISK MANAGEMENT (CONTINUED)

23.2 Financial instruments (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 30 June 2018

	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:				
Futures contracts	29,562	–	–	29,562
European option contracts	–	1,436	–	1,436
Financial assets at fair value through other comprehensive income investments:				
Listed equity investments	8,785	–	–	8,785
Other unlisted investments	–	1,917,365	–	1,917,365
	38,347	1,918,801	–	1,957,148

(Amounts expressed in thousands of RMB

23. FINANCIAL RISK MANAGEMENT (CONTINUED)

23.2 Financial instruments (Continued)

Fair value hierarchy (Continued)

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments (Continued):

Liabilities measured at fair value

As at 30 June 2018

	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss:				
Futures contracts	48,010	–	–	48,010
	48,010	–	–	48,010

During the six-month period ended 30 June 2018, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

24. CONTINGENT LIABILITIES

As at 30 June 2018, the Group had no significant contingent liabilities.

25. EVENTS AFTER THE REPORTING PERIOD

As of the reporting date, there is no significant subsequent events.

26. COMPARATIVE AMOUNTS

Certain comparative amounts have been restated as a result of the business combination under common control occurred during the year ended 31 December 2017.

The comparative consolidated statement of cash flows for the six months ended 30 June 2017 have been revised to reclassify the cash outflow for the purchase of non-controlling interests from controlling shareholder from investing activities to financing activities in accordance with 42A of IAS 7.

27. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on 15 August 2018.